Part II


OFFERING MEMORANDUM DATED AUGUST 6, 2024

MAX INTERNATIONAL, INC.



1240B EAST STRINGHAM AVENUE, #1037
SALT LAKE CITY, UT 84106
www.livemax.com

Up to 500,000 shares of Series A Convertible Redeemable Preferred Stock or $5,000,000
Minimum Investment Amount: $10


The maximum number of shares that may be sold is subject to change for any bonus shares issued. See the discussion of time-based perks under "Securities Being Offered And Rights of the Securities of the Company — Investment Incentives" for additional details on bonus shares.

Max International, Inc. ("the company," "Max International," "we," or "us"), is offering up to $5,000,000 (the "Offering") worth of Series A Convertible Redeemable Preferred Stock (the "Shares" or "Series A Preferred Stock"). The minimum target amount under this Regulation CF offering is $50,000 (the "Target Amount"). Through its distribution, the company must reach its Target Amount of $50,000 by April 30, 2025 (the "Target Date"). Unless the company raises at least the Target Amount of $50,000 under the Regulation CF offering by April 30, 2025, no securities will be sold in this offering, investment commitments will be canceled, and committed funds will be returned. If the company reaches the Target Amount prior to April 30, 2025, the company may undertake early closings on a rolling basis (each a "Closing") while allowing additional investment commitments towards its $5,000,000 maximum raise until the Target Date. Upon a Closing, a notice will be sent to each investor indicating the amount of securities purchased. The Series A Preferred Stock will not be certificated.

The Offering is being made through Jumpstart Micro, Inc. d.b.a. Issuance Express (the "Intermediary"). The Intermediary will be entitled to receive fees related to the purchase and sale of the Shares equal to 7.0% of the total cash purchase price of those Shares sold in this Offering. Purchasers of the Shares must complete the purchase process through the Intermediary. All committed funds will be held in escrow facilitated by North Capital Private Securities Corporation (in that capacity, the "Escrow Facilitator") until the Target Offering Amount has been met or exceeded and one or more closings occur. North Capital Private Securities Corporation will also serve as custodian of all Shares sold in this Offering (in that capacity, the "Custodian"), holding the Shares on behalf of any Purchasers in the Offering, as discussed in more detail below. Following your purchase of Shares you will be able to access your investment through your account with the Custodian. You may cancel an investment commitment until up to 48 hours prior to a Closing of your investment, or such earlier time as the company designates, pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary. The Intermediary has the ability to reject any investment commitment and may cancel or rescind the company's offer to sell the Shares at any time for any reason.

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Shares have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any Shares offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These Shares are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these Shares are exempt from registration.
This disclosure document contains forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the company's management. When used in this disclosure document and the company offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the company's actual results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such date or to reflect the occurrence of unanticipated events.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

TABLE OF CONTENTS

SECURITIES BEING OFFERED AND RIGHTS OF THE SECURITIES OF THE COMPANY

General

The company is offering up to 500,000 shares of Series A Preferred Stock at a price of $10.00 per share. See "Investing Process." The Offering will include certain investment incentives for investors, including time-based incentives and volume-based incentives, as described more fully under "Investment Incentives" below. The following description summarizes important terms of the company's Series A Preferred Stock and other classes of securities. This summary does not purport to be complete and is qualified in its entirety by the company's Second Amended and Restated Articles of Incorporation, the Designation of Series A Preferred Stock, and the Designation of Series B 15% Convertible Redeemable Preferred Stock (the "Series B Preferred Stock"), copies of which have been filed as exhibits to this Offering Memorandum (and all of which, taken together, are referred to as the company's "Articles of Incorporation"). For a complete description of the company's Series A Preferred Stock and other classes of securities, you should refer to the Articles of Incorporation, the Bylaws, the Subscription Agreement, and applicable provisions of the Utah Revised Business Corporation Act.

As of the date of this Offering Memorandum, the company's authorized capital stock is 113,000,000 shares, comprising 75,000,000 shares of Class A Common Stock, 25,000,000 shares of Class B Common Stock, 5,000,000 shares of Series A Preferred Stock, 2,000,000 shares of Series B Preferred Stock and 6,000,000 shares of preferred stock that may be designated and offered by the company's Board of Directors in the future, each with a par value of $0.001 per share (together the "Capital Stock"). The rights and preferences of the company's Capital Stock are described below.

As of the date of this Offering Memorandum, the company has the following issued and outstanding: (i) 5,999,982 shares of Class B Common Stock, (ii) 1,361,483 shares of Series A Preferred Stock, (iii) 202,184 shares of Series B Preferred Stock, (iv) Warrants for the issuance of Series A Preferred Stock in the following amounts: (A) 166,666 shares under the Promotional and Sales Warrants and (B) 55,555 shares under the UX Health Warrant, (v) warrants for the issuance of 314,880 shares of Class B Common Stock under the Marketing Consultant Warrants, (vi) notes issued or required to be issued in the Approved Note Offering with a principal amount of $6,616,211 and convertible into approximately 3,961,803 shares of Class B Common Stock (assuming no change of control occurs with respect to the company) and (vii) the obligation to issue the CSA Warrant for the issuance of up to 1,200,000 shares of Class B Common Stock.

Series A Preferred Stock Being Sold in this Offering

Voting

Shares of Series A Preferred Stock are generally non-voting interests, except that so long as any Series A Preferred Stock is outstanding, the company shall not, without the vote or written consent by the holders of at least a majority of the outstanding Series A Preferred Stock, voting together as a single class:

- amend, modify, add, repeal or waive any of the terms contained in the designation for the Series A Preferred Stock contained in the company's Articles of Incorporation or otherwise take any action that adversely affects any powers, rights preferences, privileges or restrictions of the Series A Preferred Stock;

- redeem, purchase or otherwise acquire for value any shares of the Series A Preferred Stock, "Parity Dividend Shares" (any shares of the company's capital stock which are equal to the Series A Preferred Stock with respect to the payment of dividends), "Parity Liquidation Shares" (any shares which are equal to the Series A Preferred Stock with respect to redemption, payment and rights upon liquidation, dissolution or winding-up of the affairs of the company) or shares of "Junior Stock" (shares of capital stock of the company ranking junior to Series A Preferred Stock both as to the payment of dividends and as to rights in liquidation, dissolution or winding-up of the affairs of the Corporation, or options, warrants or rights to purchase such Junior Stock), subject to certain limitations;
- authorize or issue, or obligate itself to issue, any debt security, or otherwise incur indebtedness for borrowed money (other than to (a) to a strategic investor, (b) pursuant to a commercial borrowing, secured lending or

lease financing transactions approved by the board of directors, or (c) pursuant to an acquisition of another entity by consolidation, merger, purchase of all or substantially of the assets or other reorganization (collectively, "Permitted Debt");

- issue any securities ranking senior to the Series A Preferred Stock either as to payments of dividends or as to rights in liquidation, dissolution or winding up of the affairs of the company; provided that the company may issue Permitted Debt;
- increase the authorized number of shares of the series; and
- re-issue any Series A Preferred Stock which has been converted or redeemed.

Conversion

On and after January 1, 2026, each Share of Series A Preferred Stock shall be convertible, at the option of the holder thereof, from time to time, and without payment of additional consideration, into fully paid and non-assessable shares of Class A Common Stock. The number of shares of Class A Common Stock in to which each Share of Series A Preferred Stock shall convert is determined by dividing a "reference value" for each Share of Series A Preferred Stock (equal to $10 per Share), plus the amount of accrued but unpaid dividends on such share, by the "Conversion Price." This Conversion Price is equal to the lower of (i) $8.33 per share and (ii) 65% of the lowest offering price at which shares of Class A Common Stock are offered for sale in an offering under Regulation Crowdfunding or Regulation A under the Securities Act.

Dividends

The dividend rate on the Series A Preferred Stock is $1.00 per Share per annum. Holders of Series A Preferred Stock are entitled to dividends, when and if declared by the company's Board of Directors, on a pro rata basis with holders of the shares of that Series. The Series A Preferred Stock ranks senior to the Common Stock, any additional class or Series of Preferred Stock designated as ranking junior to such Series A Preferred Stock. Shares of Series B Preferred Stock are Parity Dividend Shares of the Series A Preferred Stock.

Liquidation Preference

In the event of any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the company, holders of Series A Preferred Stock and Series B Preferred Stock are entitled, on a pari passu basis, to be paid an amount equal to $10.00 per share of such stock plus any accrued and unpaid dividends on such shares (whether or not earned, authorized or declared), without interest, out of assets legally available for distribution after payment of the company's debts and liabilities but prior to any distribution to holders of Common Stock or the holders of Preferred Stock junior to the Series A Preferred Stock. Shares of Series B Preferred Stock are Parity Liquidation Shares of the Series A Preferred Stock.

Investment Incentives

In addition to receiving shares of Series A Preferred Stock at the $10.00 offering price per share, qualifying investors in the Offering will also receive the incentives described below. In order to receive these incentives from an investment, an investor must submit a single investment in the Offering that meets the minimum perk requirements noted below. Incentives and benefits of these perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks will be granted when the Offering is completed. Crowdfunding investments made through a self-directed IRA cannot receive perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those perks because they would be receiving a benefit from their IRA Account.

Time Based Perks

- Invest in the first four weeks of the Offering (28 calendar days from the launch date) and receive 10% bonus shares of Series A Preferred Stock

- Invest in weeks 5-8 of the Offering (days 29 through 56 following the launch date) and receive 5% bonus shares of Series A Preferred Stock

Bonus shares awarded will be rounded down to the nearest whole number of shares purchased. In other words, if you purchase 15 Shares on the first day of the offering (10% of which is 1.5), that would be rounded down and you would be awarded 1 bonus Share, the same as if you purchased 10 Shares.

Volume Based Perks

Investors whose investments are of a certain size may qualify to receive promotional credits to purchase Max International's products, as follows:

- Invest $500+ and you will receive $100 in promotional credits for Max International products

- Invest $2,000+ and you will receive $400 in promotional credits for Max International products

- Invest $5,000+ and you will receive $1,000 in promotional credits for Max International products

- Invest $10,000+ and you will receive $2,000 in promotional credits for Max International products

- Invest $25,000+ and you will receive $5,000 in promotional credits for Max International products as well as an opportunity to speak 1-1 with Max International's CEO and Executive Chairman

The promotional credits above are not cumulative; each investor will be entitled to receive only the highest award of promotional credits for which that investor qualifies on any given investment. Any promotional credits will expire after 12 months and may only be used on purchases of company products on livemax.com/shop.

Other Classes of Securities Issued by Our Company

Class A Common Stock

Voting

Holders of Class A Common Stock shall be entitled to one (1) vote per share on any matters submitted to the company's stockholders, except (a) as otherwise provided by Utah law, (b) that no share of Class A Common Stock shall grant the holder any right to vote on any amendment or alteration of the powers, preferences and rights, and the qualifications, limitations and restrictions granted or imposed on the Class B Common Stock and (c) that no share of Common Stock shall grant the holder any right to vote on any amendment or alteration of the powers, preferences and rights, and the qualifications, limitations and restrictions granted or imposed on the Preferred Stock.

Dividends

Holders of our Class A Common Stock are entitled to receive dividends in the same amount as our holders of Class B Common Stock on a pro rata basis.

Liquidation

Subject to the preferential or other rights of any holders of Preferred Stock then outstanding, in the event of any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the company, holders of Class A Common Stock and Class B Common Stock shall be treated equally and ratably, on a per share basis, with respect to any dividends or distributions as may be declared and paid by the board of directors shall not be entitled to distributions until after the company has paid its debts and liabilities and any accrued and unpaid dividends (whether or not earned, authorized or declared), out of assets legally available for distribution.

Class B Common Stock

Voting

Holders of Class B Common Stock shall be entitled to two (2) votes per share on any matters submitted to the company's stockholders, except (a) as otherwise provided by Utah law, and (b) that no share of Common Stock shall grant the holder any right to vote on any amendment or alteration of the powers, preferences and rights, and the qualifications, limitations and restrictions granted or imposed on the Preferred Stock.

Dividends

Holders of our Class B Common Stock are entitled to receive dividends in the same amount as our holders of Class A Common Stock on a pro rata basis.

Liquidation Preference

Subject to the preferential or other rights of any holders of Preferred Stock then outstanding, in the event of any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the company, holders of Class A Common Stock and Class B Common Stock shall be treated equally and ratably, on a per share basis, with respect to any dividends or distributions as may be declared and paid by the board of directors and shall not be entitled to distributions until after the company has paid its debts and liabilities and any accrued and unpaid dividends (whether or not earned, authorized or declared), out of assets legally available for distribution.

Conversion

Beginning on the date which is 270 days following the initial issuance of Class A Common Stock (none of which has been issued to date), each share of Class B Common Stock shall be convertible, at the option of the holder thereof, from time to time, and without payment of additional consideration, on a one-for-one basis, into fully paid and non-accessible shares of Class A Common Stock. Conversion of Class B Common Stock would effectively reduce the voting power of the holder of such a share, as holders of Class A Common Stock shall be entitled to one (1) vote per share rather the two (2) votes per share of Class B Common Stock.

Series B 15% Convertible Preferred Stock ("Series B Preferred Stock")

Voting

Shares of Series B Preferred Stock are generally non-voting interests, except that so long as any Series B Preferred Stock is outstanding, the company shall not, without the vote or written consent by the holders of at least a majority of the outstanding Series B Preferred Stock, voting together as a single class:

- amend, modify, add, repeal or waive any of the terms contained in the designation for the Series B Preferred Stock contained in the company's Articles of Incorporation or otherwise take any action that adversely affects any powers, rights preferences, privileges or restrictions of the Series B Preferred Stock;
- redeem, purchase or otherwise acquire for value any shares of the Series B Preferred Stock, "Parity Dividend Shares" (any shares of the company's capital stock which are equal to the Series B Preferred Stock with respect to the payment of dividends), "Parity Liquidation Shares" (any shares which are equal to the Series B Preferred Stock with respect to redemption, payment and rights upon liquidation, dissolution or winding-up of the affairs of the company) or shares of "Junior Stock" (shares of capital stock of the company ranking junior to Series B Preferred Stock both as to the payment of dividends and as to rights in liquidation, dissolution or winding-up of the affairs of the Corporation, or options, warrants or rights to purchase such Junior Stock), subject to certain limitations;
- authorize or issue, or obligate itself to issue, any debt security, or otherwise incur indebtedness for borrowed money other than Permitted Debt;
- issue any securities ranking senior to the Series B Preferred Stock either as to payments of dividends or as to rights in liquidation, dissolution or winding up of the affairs of the company; provided that the company may issue Permitted Debt;

- increase the authorized number of shares of the series; and
- re-issue any Series B Preferred Stock which has been converted or redeemed.

Conversion

Each share of Series B Preferred Stock shall be convertible, at the option of the holder thereof, from time to time, and without payment of additional consideration, into fully paid and non-assessable shares of Class A Common Stock. The number of shares of Class A Common Stock in to which each share of Series B Preferred Stock shall convert is determined by dividing a "reference value" for each share of Series B Preferred Stock (equal to $10 per share), plus the amount of accrued but unpaid dividends on such share, by the lowest offering price at which shares of Class A Common Stock have been offered for sale in an offering under Regulation A under the Securities Act. By their terms as stated in the company's Articles of Incorporation, the Series B Preferred Stock are in fact convertible only after the conclusion of an offering by the company of its Class A Common Stock under Regulation A under the Securities Act. If the company elects to not conduct such an offering, amendments may be adopted to amend the company's Articles of Incorporation and allow for the conversion of the Series B Preferred Stock on some other basis. If the company does not conduct a future offering of its Class A Common Stock pursuant to Regulation A and if the designation of the Series B Preferred Stock is not amended as described above, then the Series B Preferred Stock will not be convertible.

Dividends

The dividend rate on the Series B Preferred Stock is $1.50 per share per annum. Holders of Series B Preferred Stock are entitled to dividends, when and if declared by the board of directors, on a pro rata basis with holders of the of shares of that Series. The Series B Preferred Stock ranks senior to the Common Stock, any additional class or Series of Preferred Stock designated as ranking junior to such Series B Preferred Stock. Shares of Series A Preferred Stock are Parity Dividend Shares of the Series B Preferred Stock. If the company does not pay the annual dividend in cash in any given year, the articles of incorporation obligate the company to instead issue additional shares of Series B Preferred Stock as a payment of the dividends in kind, with each new share being valued at $10 per share for this purpose. The company is permitted to issue fractional shares of Series B Preferred Stock for purposes of satisfying this dividend obligation.

Liquidation Preference

In the event of any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the company, holders of Series A Preferred Stock and Series B Preferred Stock are entitled, on a pari passu basis, to be paid an amount equal to $10.00 per share of such stock plus any accrued and unpaid dividends on such shares (whether or not earned, authorized or declared), without interest, out of assets legally available for distribution after payment of the company's debts and liabilities but prior to any distribution to holders of the Common Stock or any holder of Preferred Stock junior to the Series B Preferred Stock. Shares of Series A Preferred Stock are Parity Liquidation Shares of the Series B Preferred Stock.

Redemption

Unlike the Series A Preferred Stock, the Series B Preferred Stock is subject to a potential mandatory redemption. Shares of Series B Preferred Stock outstanding on January 1, 2026 (or if later, the date first date on which obligations to the company's senior secured lender at such time, if any, have been satisfied in full) will be subject to a mandatory redemption. The redemption price per share would be $10 plus the amount of any accrued but unpaid dividends on such share, There are currently 202,184 shares of Series B Preferred Stock outstanding, each bearing a dividend of $1.50 per share per year. Assuming no new offerings of Series B Preferred Stock, this could result in an redemption obligation of approximately $13.00 per share of the Series B Preferred Stock outstanding, assuming a January 1, 2026 redemption date.

Warrants

Promotional and Sales Warrants

The company has issued warrants or options ("Warrants") that are convertible into Series A Preferred Stock to Crush Capital, Inc. and Christopher Mullin, in connection with services provided by each related to the promotion of the company and/or the company's products ("Promotional and Sales Warrants"). By their terms, these Warrants may be exercised at 10% of the lowest price per share at which the company offers such securities for sale. Each Warrant may be exercised on a cashless basis.

UX Health Warrant

The company has issued Warrants that are convertible into Series A Preferred Stock to UX Health Bio Tech LLC ("UX Health") in connection with services provided by UX Health related to the promotion of sales of the company's products. By their terms these Warrants may be exercised at the lowest price at which the company issues such securities for sale. At the election of UX Health, its Warrant may be issued or transferred, in whole or in part, to certain individuals who perform specific services in connection the contractual obligations of UX Health to the company to promote and sell the company's products.

Marketing Consultant Warrants

Warrants have been issued to two of the company's marketing consultants, Alexander Meyer and Juergen Kurz, in 2023 (the "Marketing Consultant Warrants") that are exercisable into Class B Common Stock upon vesting. By their terms, the exercise price for each of these Warrants is $6.67 per share. These Warrants may be exercised on a cashless basis.

CSA Warrant

The company has entered into a service contract effective as of February 1, 2024 with Carroll Street AdVentures, LLC ("CSA"), a marketing consultancy firm, to help grow the company's direct-to-consumer and retail businesses. That contract has an initial six month term that is renewable for additional six-month periods. As part of the compensation under that contract, the company is obligated to issue a warrant to CSA for the purchase of up to 1,200,000 shares of Class B Common Stock and an exercise price of $1.67 per share, of which the right to purchase an initial 240,000 shares was vested immediately (the "CSA Warrant"). If the service contract with CSA is renewed, an additional 240,000 shares will vest under the Warrant on the first day of each six-month renewal term through February 1, 2026, when the CSA Warrant will be fully vested.

Offered Notes

The company is authorized to issue up to $10,000,000 in principal amount in 15% subordinated convertible notes (the "Approved Note Offering") of which approximately $6.62 million have been issued or which the company is obligated to issue as of the date of this Offering Memorandum. The notes may be issued with an original issue discount, expected to represent up to one year of interest payable on the notes, with interest on each note expected to begin being payable by the company in cash monthly in arrears starting at the end of June, 2025. The notes issued under the Approved Note Offering are subordinated to the rights of East West Bank under the EWB Loan Facility, but following repayment in full of that facility (and after any claw back period has expired) the holders of the notes will be entitled to put in place liens on the assets that presently secure the EWB Loan Facility. The terms of the Approved Note Offering also permit Carroll Street Ventures, LLC ("Carroll Street Ventures"), to appoint three additional directors to the company's board of directors as special directors to act in the best interests of the noteholders. No such special directors have yet been appointed. On and after June 30, 2025, the holder of each note issued in connection with the Approved Note Offering is also entitled to convert the principal and interest due on its note into shares of Class B Common Stock at an conversion price of $1.67 per share (or if there is a change of control of the company, then following that event, at a conversion price of $0.83 per share).

Of the $6.62 million in notes issued or issuable under the Approved Note Offering as of the date of this Offering Memorandum, approximately (i) $2.43 million are to be issued to Joseph Voyticky, the company's Executive

chairman, as a replacement for loans previously made by him to the company and (ii) $2.88 million are to be issued to V3M Irrevocable Trust as replacements for previously existing notes and loans made by the trust to the Company in connection with the Final License Agreement between the trust and the company, as well as the Specified 2022 Payables acquired by the Trust, as described in more detail in "Related Party Transactions". The remaining $1,31 million was issued for cash loans made by Carroll Street Ventures. Future notes issued under the Approved Note Offering may be issued to third-parties unrelated to any related parties to the company.

What it Means to be a Minority Holder of Series A Preferred Stock

As an investor in the Series A Preferred Stock of the company, you will not have any rights in regard to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties.

Transferability of securities

For a year, the securities can only be resold:
- In an IPO or other public offering registered with the SEC;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Transfer Agent

The company has selected VStock Transfer LLC, an SEC-registered securities transfer agent, to act as its transfer agent. They will be responsible for keeping track of who owns the company's Shares.

THE COMPANY AND ITS BUSINESS

Overview

Our Predecessor was founded on September 25, 2006 as Max International, LLC, a Utah limited liability company. In February 2007, the Predecessor commenced operations in the glutathione nutraceutical market. The primary products that Max International sells are nutritional and weight loss supplements. The company also previously sold a line of beauty products which the company discontinued in 2023. On or about October 27, 2021, Venerable Holdings, LLC, a California limited liability company ("Venerable Holdings"), indirectly acquired from a former equity owner a 73.33% membership interest in To the Max Investment, LLC, a Delaware limited liability company ("To the Max"). To the Max, directly held, as of February 15, 2023, approximately 95.49% of the membership interests in the Predecessor, giving Venerable Holdings, indirectly, a 70.03% controlling interest in the Predecessor.

The company believes its portfolio of patented technologies and its market position as a recognized front-runner in glutathione research, development and distribution has enabled it to offer effective and cost-efficient glutathione boosting supplements. The company's nutraceutical products focus on supporting naturally occurring cellular function and communications, which are the primary indicators of overall health and vitality. Max International's product line is sold and distributed through: (i) direct-to-consumer ("DTC") via e-commerce; (ii) healthcare professionals; (iii) affiliate sales (influencers); (iv) retail sales; and (v) Sales Associates.

On February 16, 2023, we converted the Predecessor into a Utah corporation and changed our name to Max International, Inc., which is now our operating company. As a result, the Predecessor's audited financial statements for the fiscal years ended December 31, 2022 and December 31, 2021 have been included in this Offering Memorandum, and the discussions regarding the company's business and financial condition in those audit materials are based on the Predecessor's operations and financial statements.

The company is a minority-owned business, having been certified as a Minority Business Enterprise ("MBE") by the Northwest Mountain Minority Supplier Development Council, one of 23 regional affiliates of the National Minority Supplier Development Council. The company expects that its MBE certification will not change as a result of the Offering. At the local, state, and federal level, a growing number of companies seek to engage with minority-owned businesses. As an MBE certified entity, Max International intends to seek out opportunities that its minority-owned status may afford it.

Principal Products and Services

Max International handles all aspects of research, development, marketing and distribution of our products, and relies on third parties to manufacture our products. Our primary products are: (i) Cellgevity, (ii) MaxOne, (iii) MaxGXL, (iv) MaxATP, (v) MaxN-Fuze, (vi) Switch, and (vii) Max357.

Product Overview

The Max International product line is primarily comprised of seven nutritional products developed to enhance the production of glutathione or to support the functions of glutathione which aids in removing harmful toxins from the body[1] while also rejuvenating and replenishing cellular production of glutathione and other molecules vital to the functioning of the cells. Max International's products are aimed to appeal to anyone who is managing oxidative stress. The company's customers range from professional athletes and those seeking better performance and recovery, to people who desire to maintain their health and feeling of well-being as they age. The company believes glutathione production is essential to the health of everyone, thus giving Max International's products broad appeal throughout the world.

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[1] Glutathione and its importance to the health of cells by aiding in the removal of harmful toxins including oxidants have been documented in numerous studies, including:

Cellgevity

Max International's flagship product, Cellgevity, features its patented RiboCeine™ technology that supports the superior function of cells through the natural production of glutathione. In addition, Cellgevity includes 12 other nutrients that support glutathione's functions. Glutathione is known as an antioxidant which neutralizes many different types of free radicals, a detoxifier of environmental toxins and is critical for immune health.

MaxOne

MaxOne supports the body's natural production of glutathione. This product is the company's RiboCeine™ formula in its purest form, containing only one ingredient that enhances the natural production of glutathione and which efficiently aids in the detoxification of cells for optimal performance and function. We believe that this product is particularly effective for customers who may not be looking for a multi-nutritional nutraceutical or who have sensitivities to the added nutrients in Cellgevity.

MaxGXL

MaxGXL, the company's first product offering, is a proprietary N-acetyl-cysteine (NAC) based formula that supports glutathione production for detoxification of cells and good health. We believe that MaxGXL is a top-quality NAC based product, and while not as effective in raising glutathione levels as RiboCeine™ and GlutathioCeine™, provides an option for consumers familiar with the benefits of NAC.

MaxATP

Forman, J.H., Zhang, H. Rinna, A. Glutathione: Overview of its protective roles, measurement and biosynthesis. N Aspects Med 2009: 30(1-2) 1-12, https://pubmed.ncbi.nlm.nih.gov/18796312/

Roberts, J.C.; Francetic, D.J. Time course for the elevation of glutathione in numerous organs of L1210-bearing CDF1 mice given the L-cysteine prodrug, RibCys. Toxicology Letters, 1991, 59, 245-251, https://pubmed.ncbi.nlm.nih.gov/1855273/

Roberts, J.C.; Nagasawa, H.T.; Zera, R.T.; Fricke, R.F.; Goon, D.J. W. Prodrugs of L-cysteine as protective agents against acetaminophen-induced hepatotoxicity. 2-(polyhydroxyalky)-and 2-(Polyacetoxyalky)-Thiazolidine-4(R)-Carboxylic Acids. J. Med Chem. 1987, 30, 1891-1896. https://pubmed.ncbi.nlm.nih.gov/3656363/

Kidd P.M. Glutathione: Systemic Protection Against Oxidative and Free Radical Damage. Alternative Medicine Review 1997 (2) 3. 155-176, https://altmedrev.com/wp-content/uploads/2019/02/v2-3-155.pdf

Lomaestro, B.M and Malone, M. Glutathione in Health and Disease: Pharmacotherapeutic Issues The Annals of Pharmacotherapy 1995 (29) 1263-73, https://pubmed.ncbi.nlm.nih.gov/8672832/

Nuttall, S.L., Martin, U., Sinclair, A.J., Kendall, M.J. Glutathione: in sickness and in health The Lancet 1998 (351) 645-646, https://www.thelancet.com/journals/lancet/article/PIIS0140-6736(05)78428-2/fulltext

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Egner, P.A., et al. Rapid and Sustainable Detoxication of Airborne Pollutants by Broccoli Sprout Beverage: Results of a Randomized Clinical Trail in China. Cancer Prevention Research 2014, https://pubmed.ncbi.nlm.nih.gov/24913818/

Morris D., Melissa Khurasany, Thien Nguyen, John Kim, Frederick Guilford, Rucha Mehta, Dennis Gray, Beatrice Saviola, Vishwanath Venketaraman "Glutathione and infection." Biochim Biophys Acta. 2013 May;1830(5):3329-49, https://pubmed.ncbi.nlm.nih.gov/23089304/

MaxATP harnesses the power of RiboCeine™ to support the natural cellular production of adenosine triphosphate (ATP), the body's natural energy source. In addition, MaxATP provides nutrients to help maintain proper muscle function and metabolize carbohydrates. MaxATP is a stimulant-free product intended to help the body produce more ATP which may be particularly effective when used after physical exercise as a means of improving recovery.

MaxN-Fuze

MaxN-Fuze delivers a blend of bioavailable antioxidants, nutrients, and vitamins that are capable of readily being absorbed and utilized by the cell. MaxN-Fuze is specifically designed to help support glutathione's function in defending cells against free radicals, chemical toxins, and heavy metals.

Max357

Max357 is an exclusive blend of essential omega oils 3, 5, and 7 that complements the company's RiboCeine™ based products and provides the well documented benefits of omega oils such as:

- Promoting healthy heart and vascular function;
- Supporting healthy metabolic breakdown of lipids;
- Sustaining healthy brain, nerve and eye function; and
- Providing anti-aging benefits for skin, hair and nails.

Switch

Switch is designed to turn on a healthy metabolism to convert food into fuel and help individuals reach their weight loss goals. Switch utilizes a proprietary mix of nutrients to promote healthy weight management by activating the AMPK pathway. Designed to support the metabolism of carbohydrates, proteins and fats. Switch also contains RiboCeine™ to assist with glutathione production.

Future GlutathioCeine Products

Max International also holds a patent over the next generation of technology to raise glutathione levels, GlutathioCeine™ (US Patent No. 9,173,917 issued Nov. 3, 2015). GlutathioCeine™ delivers both exogenous glutathione and cysteine in a bioavailable form which management believes makes GlutathioCeine™ the only nutritional supplement in the world capable of making this claim. Although Max International does not currently include GlutathioCeine™ in its product line, the company is working with its manufacturers to develop new products around this breakthrough molecule. Management believes that GlutathioCeine™ will be a key component in its multi-product, multi-channel strategy that caters to the different needs of its diverse customer base worldwide. The company is presently evaluating the best means to optimize this ground-breaking asset within the context of its overall product portfolio.

The Health and Wellness Industry

The three largest sectors in the health and wellness industry are, respectively, personal care & beauty at approximately $955 billion, healthy eating, nutrition & weight loss at approximately $946 billion, and physical activity at $738 billion.

For the next three years, the global wellness economy is expected to grow at a robust rate of 9.9% annually, surpassing projections for global economic growth, and is expected to reach nearly $7.0 trillion in revenues by the end of 2025. In 2020, Asia-Pacific had the largest regional wellness market ($1.5 trillion), followed by North America ($1.3 trillion) and Europe ($1.1 trillion). Together, these three regions account for 90% of the entire global wellness economy. The United States is the largest wellness economy in the world, with $1.2 trillion in revenues in 2020 and accounting for 28% of the entire global wellness economy. The United States' market dominance can be attributed to the widespread adoption of health and wellness services. The continued growth in this market is due to the growing incidence of chronic diseases that customers attempt to self-manage, as well as the increasing number of domestic product launches that are expected to drive revenue. As of 2020, the Sub-Saharan African wellness economy is estimated at $73.7

billion, and expected to experience significant growth fueled by wellness tourism and the African Millennial who has gained access to wellness information and healthcare through increased mobile telephone and internet coverage.

The wellness industry is often perceived to be accessible exclusively to wealthy individuals in developed nations. This is unfortunately largely true due to the high cost of products and services and remains a key restraining factor for the growth of the industry. The recent COVID-19 global pandemic has highlighted the importance and necessity of facilitating the manner in which wellness can be made more accessible and reach a broader cross-section of socio-economic communities around the world. The chart below depicts the composition of the wellness economy as of 2020, comparing the wellness economies in a selection of high-income countries in Europe and Asia to a selection of large, low-income countries in Africa. Among the wealthier countries, spending in wellness is distributed across various segments of the wellness economy, whereas in the lower-income African countries, wellness tends to be dominated by healthy eating & nutrition, personal care & beauty and physical activity.

Figure 1: Composition of the Wellness Economy



Dietary Supplements Market

Dietary supplements help individuals lead a healthier life by providing the essential nutrients needed for a healthy body. Some supplements may help reduce the risk of disease, while others ensure that the individual is receiving enough of a vital ingredient so that their body can properly function. Dietary supplements comprise a broad list of

products including vitamins, minerals, herbal products and other supplements and are typically taken in pill form. The global dietary supplements market was $163.9 billion in 2022 and industry analysts expect it to grow at a CAGR of 8.9% to $327.4 billion by 2030. Increasing consumer awareness toward personal health and wellbeing is expected to be a key driving factor for dietary supplements over the forecast period. The U.S. emerged as a leading market for dietary supplements in North America, which accounted for over 34.8% of the market share in 2021 and is projected to grow at a CAGR of 5.6% over the forecast period. Increasing awareness about the consumption of supplement products in Mexico due to new product launches is also expected to drive the demand for dietary supplements. The fastest growing region is Asia Pacific, which is expected to be the largest market for dietary supplements by 2030. Key trends in the dietary supplement market contributing to revenue growth include an aging population, the lingering effects of the recent healthcare crisis, and increased clinical research which results in additional media attention.

Vitamins were the most popular dietary supplement in 2021 and accounted for 30.8% of total market share. High demand from working professionals and sports athletes for energy and weight management continue to drive this supplement category. Dietary supplements are often taken for a variety of different reasons. The most common application type in 2021 was for energy and weight management, which accounted for 30.6% of the market. Over the counter (OTC) distribution remained the dominant distribution channel with 75.7% of supplements being sold through these channels.

Max International's Market

Max International has a large global customer base and currently exports products to 20 countries. Max International has had approximately 25,000 customers world-wide in the past year, employs approximately 120 individuals, and has over 10,000 active Sales Associates in its historical business. Currently, Max International markets its products through: (i) DTC via e-commerce; (ii) distribution through healthcare professionals; (iii) affiliate sales (influencers); (iv) retail sales; and (v) sales through its Sales Associates.

Figure 2: Global Footprint of Max International



Max has a diversified means of distribution for its products depending upon market acceptance and the cost in the applicable country.

Distribution through: E-Commerce, Affiliate Marketing, Healthcare Professionals, and Retail Channels

In the United States, Canada, Australia, New Zealand, Singapore, Nigeria, and Dubai markets, Max has refocused its efforts on doing business in a variety of ways, including: (1) e-commerce (online sales), (2) affiliate marketing by online influencers (outside our network of Sales Associates, (discussed below) on or through social media platforms ("Influencers"), (3) selling directly to private offices of medical professionals through a wholesale retail relationship, and (4) establishing sales channels through traditional brick and mortar retail outlets.

During 2022, Max International invested in expanding and diversifying the channels in these markets by further developing its online and Influencer sales platform through Livemax.com, and by contracting to utilize platforms such as ICON Source, an online platform for college and professional athletes to promote products and services by utilizing their name, image and likeness on various social media channels. Max International has also contracted with Awin Inc., an online affiliate network provider ("Awin"), to promote Max International's products through Awin's affiliate network.

As part of Max International's efforts to educate and inform healthcare professionals about the research supporting Max International's products, Max International has developed an informational website, ribosecysteine.com to provide healthcare professionals with information about RiboCeine™, GlutathioCeine™, and glutathione's health effects generally.

Our brick-and-mortar strategy includes developing relationships with a variety of stores that are a good fit with our product lines. These span the spectrum from large pharmacy chains to specialty retailers focused on nutritional supplements, healthy lifestyles, and/or baby boomers. In particular, the company has entered into a strategic partnership with UX Health Bio Tech LLC ("UX Health"), a health and wellness focused consulting firm to assist in the execution of its strategy. UX Health is led by Anthony Zolezzi, a serial entrepreneur and former CEO of Twinlab Consolidated Holdings, Inc., a publicly traded nutraceutical company. More specifically, UX Health intends to leverage its existing relationships with senior care centers, fitness centers and large pharmacies and retailers to accelerate Max International's penetration of these key markets targeted at baby-boomer consumers.

In addition, Max International has contracted with former professional basketball player Christopher Mullin who will be appearing as a company spokesperson in future commercial advertising, and online advertising that Max International may choose to produce.

Sales through Independent Sales Associates

Max International has 14 countries that will continue to focus on distribution through its independent third-party Sales Associates. We differentiate Sales Associates from Influencers in this context by noting that Influencers are generally approached by Max International and come to us with an independent online following of potential customers to whom they would recommend Max International's products, whereas Sales Associates generally choose to sign up with Max International independently and usually do not have a commercial social media presence. Sales Associates also generally focus more heavily on direct person-to-person sales marketing than Influencers.

The countries where Max International will employ Sales Associates as a principal distribution strategy will include: Ghana, Cameroon, Kenya, Cote d'Ivoire, El Salvador, Costa Rica, Guatemala, the Dominican Republic, Ecuador, Columbia, Mexico, the Philippines, and Malaysia. Max International will continue to focus on the recruitment of medical professionals as independent sales leaders in these markets as well as explore opportunities to distribute products through select retail outlets where possible.

Sales through Wholesale Model

Max International has recently restructured its business in Nigeria from its historical network marketing model to a wholesale retail business. Management pursued this change in distribution strategy in order to minimize both operational and currency risk while retaining its loyal customer base which pre-COVID 19 pandemic contributed to Nigeria becoming the company's highest revenue generating market. By so doing, wholesalers in Nigeria are charged in U.S. dollars with the company receiving payment prior to the arrival a U.S. port for shipment. The company intends

on significantly growing this method of distribution in Nigeria while identifying potential wholesale partners in other international markets where macroeconomic conditions may benefit from the implementation of this model.

Competition

Currently, the company's main competition is from other companies that claim to have an effective method of raising glutathione bioavailability in the body. Directly competing products that are on the market currently primarily consist of NAC based products, as a mechanism for delivering cysteine to cells where glutathione can be produced. NAC is a well-established and non-patentable substance that provides the amino acid cysteine to the body, where it can be used to create glutathione. While we believe there is no dominant brand of NAC-based supplements, there are a number of companies, such as: eSupplements, LLC (dba Nutricost), Thorne HealthTech, Inc., Nui Nutra LLC, Nootropics Depot LLC, and Doctor's Best, Inc., that produce and offer NAC-based supplements. However, we believe that NAC based products are an inferior technology to our proprietary RiboCeine™- and GlutathioCeine™-based technology. In addition, the marketing of any nutritional supplement is, to some extent, competition for Max International's products.

Typically, the primary issue with glutathione supplements is that the body will break down glutathione before it can be available to the body or block the precursors needed for the body to form the glutathione molecule itself. The company's patented technology, RiboCeine™ and GlutathioCeine™, use novel methods to take advantage of the body's chemistry to deliver precursors (and, in the case of GlutathioCeine™, the glutathione molecule itself) without significant break down and bypassing the natural obstacles that may limit their uptake into the cells of the body.

Our indirect competitors, those that use a marketing strategy that similarly focuses on the scientific support undergirding their products, include ChromaDex Corp., which licenses patents supporting its flagship product Tru Niagen, which increases the body's production of nicotinamide adenine dinucleotide (NAD). ChromaDex asserts that diminishing levels of NAD leads to a wide range of chronic diseases associated with aging. Elysium Health, Inc. also offers a similar NAD based product, Basis, promoting similar benefits to Tru Niagen. While these products do not directly compete with those of the company in the glutathione market, both their products and Max International's are health and wellness related with a heavy reliance on clinical research as support for the claims made with respect to those respective products.

The company believes that there are no companies that currently provide the quality of its glutathione-focused products across the breadth of its geographic markets and that its compounds are in a stronger competitive position in the glutathione market than are those of ChromaDex and Elysium in the market for NAD.

In the company's African markets, there is very little direct product competition. There are, however, companies that pursue a DTC selling strategy similar to that of our own. These include Forever Living.com L.L.C., Superlife World Sdn. Bhd., and MyDailyChoice Inc. While these companies do from time to time attract some of the company's Sales Associates and healthcare professionals, the company's focus on its HCP Model is an important tool in retaining thought and opinion leaders in these key markets.

Raw Materials/Suppliers

Product manufacturing is done through two leading US-based manufacturers. The company's products are primarily manufactured by Cornerstone Research & Development, Inc. (dba Capstone Nutrition) ("Capstone") in Ogden, Utah. The pricing for product manufacturing is set according to a schedule that is periodically updated when manufacturing costs (including the cost of raw materials, packaging, labor and overhead) increases by more than 2% over the most recently established pricing schedule. The company has worked with Capstone, its manufacturing partner, since 2007. Capstone provides manufacturing for Cellgevity, MaxGXL, MaxOne, MaxATP, and MaxN-Fuze. Capstone ensures that all required raw materials, other than our proprietary ingredient RiboCeine™, are available to complete scheduled purchase orders. In addition, Capstone coordinates the necessary batch testing for Banned Substances Control Group ("BSCG") certification of our products to ensure they do not contain substances banned for use in sports based on the World Anti-Doping Agency's list. The second key production vendor is Elevate Health Sciences, LLC ("Elevate"), founded in 2015. This vendor operates a facility where it manufactures Cellgevity, MaxOne, MaxGXL, Max357, and Switch for the company. Purchase orders for our products are submitted to Elevate and prices are periodically set by Elevate and the company in an agreed upon pricing schedule. Other than with respect to RiboCeine™, Elevate handles

raw material acquisition and ensures that all required raw materials are available to complete scheduled purchase orders. The manufacturing of our proprietary ingredient, RiboCeine™, is managed by the company's research and development team, operating through Max R&D, LLC, that coordinates the production and delivery of RiboCeine™ with our operations team.

We use these contract manufacturers to enable the company to maintain high-quality products, quickly adjust production capacity based on demand, and focus on development, marketing and distribution as its core competencies, all while minimizing overhead and capital requirements. The company's outsourced model also enables Max International to rapidly increase production of new products and minimize time-to-market.

Using alternative ingredient suppliers could be challenging and would have many considerations.

RiboCeine™ Manufacturing Considerations:

1. A requirement for the starting materials used in the manufacturing of RiboCeine™ is that the cysteine needs to be non-animal based. The most common form of cysteine, which is also the most inexpensive, is derived from duck feathers. Max International requires the cysteine to be naturally fermented which is higher in quality but significantly more expensive. Very few manufacturers sell cysteine made through a fermentation process.

2. Due to RiboCeine™ being manufactured under specialized pharmaceutical conditions, our manufacturers must "qualify" the ingredients which involves a technical analysis, manufacturing analysis and final equivalency analysis. This can be a very expensive process. The company estimates that the cost to qualify a different source of cysteine would be around $60,000.

Contract Manufacturing (blending ingredients to produce the final product) Considerations:

1. Many ingredients have a "potency" requirement set by Max International that not all manufacturers may be able to meet. For example, in broccoli seed extract, the active component is glucoraphanin and Max's standard is that the ingredient must contain at least 13% glucoraphanin. Many broccoli seed manufacturers do not meet this requirement.

2. Certain ingredients can also come from a variety of sources. For example, Vitamin C can come as ascorbic acid or calcium ascorbate. Changing the source of a particular ingredient may, in some cases, require changes to the manufacturing process that need to be considered.

When an ingredient (or the source we typically use for an ingredient) is unavailable, the relevant product manufacturer makes alternative recommendations based on the above items. The manufacturer will provide alternate ingredient specifications and Max R&D will qualify the ingredient to make sure it has the same specifications as the original ingredient. Max R&D also ensures the active component meets the potency requirements or other standards set by Max International, such as Halal certification, form, etc. The product manufacturer will provide a "Deviation Request" which Max International will review and approve after ensuring that those standards are met.

Research and Development

The company's research and development since inception has been focused on RiboCeine™ and GlutathioCeine™. RiboCeine™ is a patented molecule that delivers cysteine to cells that enables cells to produce glutathione and which efficiently aids in the detoxification of cells. GlutathioCeine™, to be introduced in future products, also patented by the company, delivers preformed glutathione (as well as L-cysteine, the rate limiting amino acid required for cellular production of glutathione) to the body in a manner that protects the glutathione from premature oxidation and degradation in the intestine and allows delivery directly to the cells. We believe that the company's patented molecules, RiboCeine™ and GlutathioCeine™, represent the "holy grail" of nutraceutical technology with respect to glutathione. Our products are dietary supplements that enhance endogenous production of glutathione and deliver exogenous glutathione to the cell. In the years ended December 31, 2021 and 2022, the company spent $1.05 million and $0.48 million, respectively, on research and development.

Max International's research and development is conducted under the terms of a consulting agreement (the "R&D Agreement") between Max International and Max R&D, LLC ("Max R&D"), a limited liability company principally owned and run by certain of Max's shareholders. The owners of Max R&D were the inventors with respect to the patents for RiboCeine™ and GlutathioCeine™ prior to the acquisition of the rights to those patents by the company under an asset purchase agreement entered into in 2009. Under the R&D Agreement, the company pays Max R&D a monthly fee of $37,500 and Max R&D is, among other matters, responsible for:

- overseeing the production and integration of RiboCeine™ into the company's products (and, in the future, if the agreement remains in place, will do the same for GlutathioCeine™ when products containing it have been developed) as well as obtaining any needed manufacturing certifications;
- overseeing the safety of the RiboCeine™ and GlutathioCeine™ produced;
- preparing articles and documents that describe and support the claimed functions of RiboCeine™ and GlutathioCeine™, including on their structure/function claims, safety, efficacy, clinical support and clinical design;
- overseeing matters needed to carry out clinical studies that the company may elect to conduct to otherwise validate the safety, efficacy and use of the company's products;
- preparing information and materials needed for domestic and international registrations of these technologies (for example, in filings related to their status as NDI, GRAS or food additives, or their inclusion in nutritional supplements, food products, skin care products, etc.);
- assisting Max International in its review of existing product formulations and in the creation of future products
- reviewing and making recommendations with respect to the company's manufacturing protocols and product packaging;
- overseeing customization of the company's product formulations or the review of potential future raw materials that may be used in the company's future products;
- advising the company on domestic and international regulatory matters related to the technologies; and
- additional marketing support that the company may need with respect to RiboCeine™ and GlutathioCeine™.

With respect to the clinical studies referenced above, it should be noted that the company intends to continue to market and sell nutritional and dietary supplements and has no expectation of developing and marketing pharmaceutical products. Section 403(r)(6) of the FDCA requires a manufacturer of a dietary supplement making a nutritional deficiency, structure/function, or general well-being claim to have substantiation that the claim is truthful and not misleading. The studies Max International intends to conduct will be to substantiate any structure/function claims that the company makes with respect to its products. Max International does not and has no plans to make any claims that our products are effective at diagnosing, mitigating, treating, curing, or preventing disease.

Employees

World-wide, the company maintains a team of approximately 100 full-time employees. We anticipate acquiring more employees as we expand and relaunch our businesses in new jurisdictions.

Max International also engages Sales Associates that are part of the network marketing distribution channel run by the company and are not employees of Max International. Sales Associates are third-party, independent contractors who earn commissions by selling the company's products. Max International does not require associates work any set or minimum number of hours, nor are they required to any employee of Max International. The company maintains certain general guidelines to ensure that sales practices and claims made regarding our product are permitted by applicable law. Sales Associates are compensated through Max's prescribed commission structure, which is based upon the sales created by a Sales Associate or their sales team.

Regulation

Some of our operations are subject to regulation by various U.S. federal agencies and similar state and international agencies, including, but not limited to, the FDA, the Federal Trade Commission (FTC), the Department of Commerce, the Department of Transportation and the Department of Agriculture. These regulators govern a wide variety of production activities, from design and development to labeling, manufacturing, handling, selling and distributing of products. From time to time, federal, state and international legislation is enacted that may materially increase our cost

of doing business or may limit or expand our permissible activities. We cannot predict whether or when potential legislation or regulations will be enacted, and, if enacted, the effect of such legislation, regulation, implementation, or any implemented regulations or supervisory policies would have on our financial condition or results of operations. In addition, the outcome of any litigation, investigations or enforcement actions initiated by state or federal authorities could result in required changes to our operations and increased compliance costs.

U.S. FDA Regulation

In the United States, dietary supplements and food are subject to FDA regulations under the Federal Food, Drug and Cosmetic Act (the "FDCA"). Areas addressed in these regulations include: (a) product safety; (b) product testing; (c) ingredient testing; (d) documentation process, batch records, specifications; (e) product labeling; (f) manufacturing facility registration;(g) product manufacturing and storage; (h) product claims, advertising and promotion; (i) product sales and distribution; and (j) product post-market surveillance.

The FDCA has been amended several times with respect to dietary supplements, most notably by the Dietary Supplement Health and Education Act of 1994 (the "DSHEA"). DSHEA established a new framework for governing the composition and labeling of dietary supplements. Generally, under DSHEA, dietary ingredients that were marketed in the U.S. before October 15, 1994, may be used in dietary supplements without notifying the FDA. However, an NDI (a dietary ingredient that was not marketed in the U.S. before October 15, 1994) is subject to an NDI notification that must be submitted to the FDA unless the ingredient has previously been "present in the food supply as an article used for food" without being "chemically altered." An NDI notification must provide the FDA with evidence of a "history of use or other evidence of safety" establishing that the use of the dietary ingredient "will reasonably be expected to be safe." An NDI notification must be submitted to the FDA at least 75 days before the initial marketing of the NDI, which has been completed for both RiboCeine™ and GlutathioCeine™. There can be no assurance that the FDA will accept the evidence of safety for any NDIs that we may want to commercialize, and the FDA's objection to such evidence could render products containing such dietary ingredients to be deemed adulterated. The FDA is in the process of finalizing guidance for the industry that will aim to clarify the agency's interpretation of the NDI notification requirements, and this guidance may raise new and significant regulatory barriers for NDIs.

For any new ingredient developed by us to be used in conventional food or beverage products in the U.S., the product either must be approved by the FDA as a food additive pursuant to a food additive petition or be generally recognized as safe (GRAS). The FDA does not have to approve a company's determination that an ingredient is GRAS. However, a company can voluntarily notify the FDA of its own self-determination. There can be no assurance that the FDA will approve any food additive petition for any ingredient that we may want to commercialize, or agree with our determination that an ingredient is GRAS, either of which could impact the marketing of such ingredient.

U.S. Advertising Regulations

In addition to FDA regulations, the FTC regulates the advertising of dietary supplements, foods, cosmetics, and over-the-counter drugs. In recent years, the FTC has instituted numerous enforcement actions against dietary supplement companies for failure to adequately substantiate claims made in advertising or for the use of false or misleading advertising claims. These enforcement actions have often resulted in consent decrees and the payment of civil penalties, restitution, or both, by the companies involved. We may be subject to regulation under various state and local laws that include provisions governing, among other things, the formulation, manufacturing, packaging, labeling, advertising and distribution of dietary supplements, foods, cosmetics and over-the-counter drugs.

Additionally, state attorney's general and private plaintiff attorneys also regulate the advertising of dietary supplements, foods, cosmetics, and over-the-counter drugs through enforcement of state consumer protection laws. State attorney's general and, to a larger extent, private lawyers specializing in consumer class action litigation have instituted numerous enforcement actions against dietary supplement companies for failure to adequately substantiate claims made in advertising, for the use of false or misleading advertising claims, for underdosed products that don't meet label claims and allegations related to product safety. These actions have often resulted in consent decrees and the payment of civil penalties, restitution, or both, by the companies involved. We are not aware of, or party to, any action by a state attorney general or consumer class action involving our products.

Further, The National Advertising Division of the Council of Better Business Bureaus reviews national advertising for truthfulness and accuracy. The National Advertising Division of the Council of Better Business Bureaus uses a form of alternative dispute resolution, working closely with in-house counsel, marketing executives, research and development departments and outside consultants to decide whether claims have been substantiated.

International Regulations

Our international sales for the consumer products segment and ingredients segment are subject to foreign government regulations, which vary substantially from country to country. Most countries, in particular major markets, have established regulations for (a) authorizing the introduction of novel ingredients to market in the food and/or dietary/food/health supplement sectors and (b) for allowing finished goods to be placed on the market for consumer access. Typically, novel ingredients must go through an extensive safety review process (similar to the NDI notification process in the U.S.) by a regulatory or scientific authoritative body. Finished products typically must either be notified or registered (a limited approval process) with the relevant authorities. In some cases, new products can be brought to market without notifying the authorities.

The time required to obtain approval by a foreign country may be longer or shorter than that required for the FDA notification process, and the requirements may differ. We may be unable to obtain on a timely basis, if at all, any foreign government approvals necessary for the marketing of our products abroad. Regulation and approval of "novel foods" and related supplements in Europe is conducted by the European Food Safety Authority in the European Union, which regulates the combined market of each of its member states. Other countries, such as Switzerland, have voluntarily adopted laws and regulations that mirror those of the European Union with respect to novel foods or new dietary ingredients.

Regulation in other major and established markets, including Canada and Australia all maintain and enforce a clear regulatory framework for novel ingredients and dietary supplements (or their equivalent).

Intellectual Property

We currently protect our intellectual property through our patents, trademarks, trade secrets, designs and copyrights on our products and services.

The following table sets forth our existing patents:

Patent ID	Summary	Date
US Patent No. 8,501,700	Method To Enhance Delivery of Glutathione and ATP Levels in Cells	August 6, 2013
US Patent No. 8,853,170 B2	Compositions Comprising Sugar-Cystine Products	October 7, 2014
US Patent No. US 9,144,570 B2	Method To Enhance Delivery of Glutathione and ATP Levels in Cells	September 29, 2015
US Patent No. US 9,173,917 B2	Methods For Reducing Oxidative Stress in a Cell With a Sulfhydryl Protected Glutathione Prodrug	November 3, 2015

Litigation

Except as set forth below, we know of no material pending legal proceeding involving the company, other than routine litigation incidental to its business.

Max International, LLC v. Hanson, et al. (Case No. 210903117, filed in Third Judicial District Court, Salt Lake County, Utah)

In June 2021, the company filed a complaint in the Third Judicial District Court, Salt Lake County, Utah alleging claims against its former Chief Technology Officer, Jeff Hanson and his brother, Charles Hanson, and the entity owned by Charles Hanson, SVG Sys. Inc. ("SVG"). The company, as plaintiff, alleges that Jeff Hanson breached his fiduciary

duty to the company, misappropriated and wrongfully converted funds of the company to SVG and engaged in a civil conspiracy. The company claims that this was accomplished by Jeff Hanson entering a software development contract with SVG without disclosing that SVG is not a software development company and that it is owned by his brother Charles. SVG then hired a software development company in India to perform the company's work and charged the company double what it paid to Indian entity. The company is seeking to recover over $1,000,000 in damages. This lawsuit is in its early stages.

Max International, LLC v. Steven K. Scott, et al (Case No. 190903782, filed in Third Judicial District Court, Salt Lake County, Utah). In May of 2019 the company filed a complaint against Steve Scott, a founder of the Predecessor, his son Ryan Scott and family trusts, as well as former company Sales Associates, Alex Monterrosa and Dr. Gordon Crozier. The company, as plaintiff, alleges that Steve Scott breached the non-compete and non-solicitation clauses of his buyout agreement when he left the company. The company also brought claims for breach of contract and misappropriation of trade secrets against all of the defendants. The amount of damages is still to be determined and the litigation is ongoing.

James Kirkpatrick Limited v. Max International, LLC (Case No. CIV-2024-004-001629 filed in the District Court of Auckland, New Zealand).   By notice dated July 25, 2024, the company learned that James Kirkpatrick Limited filed a lawsuit against the company in New Zealand alleging that company is the guarantor of a certain lease of office space formerly used by the company's local subsidiary. The complaint alleges that the company owes approximately NZ$ 79,000, plus interest from May of 2024 and the payment of its legal expenses and disbursements. The company is still evaluating this claim and has not yet filed an answer to the complaint.

Company's Property

The company currently operates without a permanent office in the United States, though it maintains a virtual headquarters at 1240B E Stringham Ave #1037, Salt Lake City, UT 84106, with most of its operations in the United States being conducted remotely. It leases its premises in other countries in which it operates and it owns no significant plant or equipment.

RISK FACTORS

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to our company and our Business

We may not be able to continue to operate the business if we are not successful in securing additional fundraising in a short timeframe and, as a result, we may not be able to continue as a going concern. We are dependent on additional fundraising in order to sustain our ongoing operations. As of December 31, 2023 and December 31, 2022, the company had cash on hand of approximately $1.26 million and $1.25 million, respectively. As a seasoned company with longstanding operations, the company does generate revenue, however, the company has projected operating losses and negative cash flows for the next several months. As a result of our recurring losses from operations, negative cash flows from operating activities and the need to raise additional capital, our independent auditor has expressed doubt about the company's ability to continue as a going concern in its report on our audited financial statements for the years ended December 31, 2023 and December 31, 2022. Our financial statements have been prepared in accordance with accounting principles generally accepted in the United States, which contemplate that we will continue to operate as a going concern. Our financial statements do not contain any adjustments that might result if we are unable to continue as a going concern. The company's inability to continue as a going concern, or the risk that it might not be able to, could cause its creditors to take adverse action against the company, lead to defaults under the company's agreements with creditors, or cause creditors to cease providing access to credit. There can be no assurance that the company will be successful in raising funds in this Offering, or acquiring additional funding at levels sufficient to fund its future operations beyond the current cash on hand. If the company is unable to raise additional capital contemplated by this Offering or from some other source in sufficient amounts or on terms acceptable to it, the company may have to significantly reduce its operations, including closing its operations in several countries and limit its focus to a few primary distribution channels and markets in developed countries, scale back or discontinue the studies of one or more of its products, seek alternative financing arrangements, declare bankruptcy or terminate its operations entirely.

Amounts owed under our EWB Loan Facility, our primary credit facility, are currently past due. The company is party to an Amended and Restated Loan and Security Agreement with East West Bank (the "EWB Loan Facility") that matured on June 30, 2023. On or about September 15, 2023, East West Bank sent us a letter indicating that our request for a one-year extension is under review and expressly extending the due date by an additional 60 days from the prior maturity date, though that extension itself expired as of August 29, 2023, before the letter was sent to us. The company remains obligated to pay monthly interest when due following the June 30, 2023 maturity date, but the company has not repaid the principal balance due and outstanding under the EWB Loan Facility. As a result, there remains the possibility of East West Bank electing to call the loan should our request for an extension of the maturity date be denied. As of April 30, 2024, the total principal amount owing to East West Bank to pay off the EWB Loan Facility in full was $3.31 million with interest accruing on that amount at a rate of approximately 11% per annum. If our request for an extension of the maturity date is not granted, that interest rate may increase to 16% per annum should East West Bank elect to declare the non-payment of principal as of the maturity date to be an event of default. Under the terms of the EWB Loan Facility, if East West Bank were to declare an event of default, the bank would have the right to enforce its liens against the assets of the company, including the primary operating bank account used by the company for its business. If East West Bank were to seek to enforce all or a material portion of its liens, the company would not be able to operate its business and would likely need to seek protection in bankruptcy. While East West Bank has not sought to exercise such remedies, there can be no assurance that it will not do so if the company cannot raise the funds needed to pay off the amounts owed to the bank. For additional details on the loan facility with East West Bank, please see the discussion under the heading "Financial Discussion – Liquidity and Capital Resources – Credit Facilities and Replacement Debt."

We have a history of operating losses and can provide no assurance that we will achieve profitability. We had an operating loss of $6.78 million, and net loss of $9.05 million, and an operating loss of $4.55 million, and net loss of

$6.34 million for the year ended December 31, 2023 and the year ended December 31, 2022, respectively. As of December 31, 2023 and December 31, 2022, we had a total shareholders' deficit of $11.97 million and $17.59 million, respectively. We expect to strategically increase our operating expenses in the future as we grow our sales and marketing efforts, continue to invest in research and development, expand our operating infrastructure and expand into new geographies. Further, as a company required to report under Regulation Crowdfunding, we will have additional legal, accounting and other expenses that we did not incur as a private company. These efforts and additional expenses may be more costly than we expect, and we cannot guarantee that we will be able to increase our revenue to offset our operating expenses. As a result, we may need additional financing to meet our future capital requirements. Our revenue growth may slow or our revenue may decline for a number of other reasons, including reduced demand for our products and services, increased competition, a decrease in the growth or reduction in size of our overall market or if we cannot capitalize on growth opportunities. If our revenue does not grow at a greater rate than our operating expenses, we will not be able to maintain profitability.

Our operating results may fluctuate significantly in the future, which makes our future operating results difficult to predict and could cause our operating results to fall below expectations or any guidance we may provide. Our quarterly and annual operating results may fluctuate significantly, which makes it difficult for us to predict our future operating results. These fluctuations may occur due to a variety of factors, many of which are outside of our control, including, but not limited to:

- our ability to successfully commercialize our products and services on our anticipated timelines;

- the timing and cost of, and level of investment in, new marketing initiatives, research and development and commercialization activities relating to our products and services, which may change from time to time;

- our ability to drive adoption of our products and services in our health and wellness market and our ability to expand into any future target markets or geographies;

- the prices at which we will be able to sell our products and services;

- currency fluctuations and inflation in the markets in which we operate;

- the timing and amount of expenditures that we may incur to develop, commercialize or acquire additional products and services or expand our facilities or enter into different geographies;

- seasonal spending patterns of our customers;

- any new laws and regulations that become applicable to us;

- future accounting pronouncements or changes in our accounting policies;

- the outcome of any future litigation or governmental investigations involving us, our industry or both;

- the impact of force majeure events such as the recent COVID-19 pandemic and international wars, on the economy, investment in the health and wellness industry, our business operations, and resources and operations of our customers, suppliers and distributors;

- supply chain delays and shortages, inflation and decreased financial liquidity; and

- general industry, economic and market conditions, including inflation, and other factors, including factors unrelated to our operating performance or the operating performance of our competitors.

The cumulative effects of the factors discussed above could result in large fluctuations and unpredictability in our quarterly and annual operating results. As a result, comparing our operating results on a period-to-period basis may not be meaningful. Investors should not rely on our past results as an indication of our future performance.

An economic downturn, economic uncertainty or inflation may adversely affect customer discretionary spending and demand for our products and services. Some customers may consider our products and services to be discretionary. Factors affecting the level of consumer spending for such discretionary items include current economic conditions, including inflation, customer confidence in future economic conditions, fears of recession, the availability and cost of customer credit, levels of unemployment and tax rates. In recent years, the United States and other significant economic markets have experienced cyclical downturns and worldwide economic conditions remain uncertain. As global economic conditions continue to be volatile or economic uncertainty remains, trends in customer discretionary spending also remain unpredictable and subject to reductions. To date, our business has operated almost exclusively in a relatively strong economic environment or in the COVID-19 pandemic where healthcare has been a priority. As a result, we cannot be sure the extent to which we may be affected by recessionary conditions without a pandemic. Unfavorable economic conditions may lead customers to delay or reduce purchases of our products and services and customer demand for our products and services may not grow as we expect. Sensitivity to economic cycles and any related fluctuation in customer demand for our products and services could have an adverse effect on our business, financial condition and operating results.

Unfavorable U.S. or global economic conditions as a result of the recent COVID-19 pandemic, international conflicts, or otherwise, could adversely affect our ability to raise capital and our business, results of operations and financial condition. While the potential economic impact brought by, and the duration of, the COVID-19 pandemic and the war in the Ukraine and Israel are difficult to assess or predict, these conditions have resulted in, and may continue to result in, extreme volatility and disruptions in the capital and credit markets, reducing our ability to raise additional capital through equity, equity-linked or debt financings, which could negatively impact our short-term and long-term liquidity and our ability to operate in accordance with our business strategy, or at all. Additionally, the results of our operations could be adversely affected by general conditions in the global economy and financial markets. A severe or prolonged economic downturn could result in a variety of risks to our business, including weakened demand for our products and services and our ability to raise additional capital when needed on favorable terms, if at all. Additionally, inflation, rising wages and surging oil and gas prices could increase our cost of production. While we would attempt to offset any increases in production costs through cost savings measures within our business and price increases to our customers, our ability and success in doing so is uncertain. Any of the foregoing could harm our business, and we cannot anticipate all of the ways in which the current economic climate and financial market conditions could adversely impact our ability to raise capital, as well as our business, results of operations and financial condition.

Changes in our business strategy or the restructuring of our businesses may increase our costs or otherwise affect the profitability of our businesses. As changes in our business environment occur, we may adjust our business strategies to meet these changes or we may otherwise decide to restructure our operations or businesses or assets. In addition, external events including changing technology, changing consumer patterns and changes in macroeconomic conditions may impair the value of our assets. When these changes or events occur, we may incur costs to change our business strategy and may need to write down the value of assets. In any of these events, our costs may increase, we may have significant charges associated with the write-down of assets or returns on new investments may be lower than prior to the change in strategy or restructuring. For example, we may not be successful in developing sales of new products or the expansion of sales of existing products into new markets, and our sales may decrease despite us incurring increased costs related to marketing such products.

The success of our products is linked to the size and growth rate of the dietary supplement market and an adverse change in the size or growth rate of that market could have a material adverse effect on us. An adverse change in the size or growth rate of the market for nutraceuticals or dietary supplements could have a material adverse effect on our business. Underlying market conditions are subject to change based on economic conditions, consumer preferences and other factors that are beyond our control, including media attention and scientific research, which may be positive or negative.

Our future success largely depends on sales of our Cellgevity® product. We generate a significant percentage, typically as much as 60%, of our revenue from sales of our Cellgevity® product. As a result, the continued market acceptance of Cellgevity® is critical to our success, and if we are unable to receive market acceptance of Cellgevity®, our business, results of operations, financial condition, liquidity and growth prospects would be materially adversely affected.

The future growth and profitability of our business will depend in large part upon the effectiveness and efficiency of our marketing efforts and our ability to select effective markets and media in which to market and advertise. Our business's success depends on our ability to attract and retain customers, which significantly depends on our marketing practices. Our future growth and profitability will depend in large part upon the effectiveness and efficiency of our marketing efforts, including our ability to:

- create greater awareness of our brand;

- identify the most effective and efficient levels of spending in each market, including each avenue of promotion (such as media advertisements, business to business marketing, social media and influencer promotions, etc.) and specific forms such promotions might take;

- determine the appropriate creative messages and media mix for advertising, marketing and promotional expenditures;

- effectively manage marketing costs (including creative and promotional costs) to maintain acceptable customer acquisition costs;

- acquire cost-effective advertising;

- select the most effective markets, media and other promotional opportunities and specific media or promotional vehicles in which to market and advertise; and

- convert consumer inquiries into actual orders.

Our business depends on the effectiveness of our advertising and marketing programs, including the strength of our social media presence, to attract and retain customers and independent, third-party sales associates ("Sales Associates"). Our business success depends on our ability to attract and retain customers and Sales Associates who market our products. Our ability to attract and retain customers and Sales Associates depends significantly on the effectiveness of our advertising and marketing practices. From time-to-time, we use or expect to use the success stories of our customers, and utilize Sales Associates, brand ambassadors, spokespersons and social media influencers, including in some cases celebrities, in our advertising and marketing programs to communicate on a personal level with consumers. Any actions taken by these individuals that harm their personal reputation or image, or their decision to stop using our products and services, could have an adverse impact on the advertising and marketing campaigns in which they are featured. We and our Sales Associates, brand ambassadors, spokespersons and social media influencers also use social media channels as a means of communicating with customers. Unauthorized or inappropriate use of these channels could result in harmful publicity or negative consumer experiences, which could have an adverse impact on the effectiveness of our marketing in these channels. In addition, substantial negative commentary by others on social media platforms could have an adverse impact on our brand, reputation and ability to attract and maintain ongoing relationships with customers, Sales Associates, brand ambassadors, spokespersons and social media influencers. If our advertising and marketing campaigns do not generate a sufficient number of customers, our business, financial condition and results of operations will be adversely affected.

If we are unable to anticipate the preferences of consumers and of sales through Sales Associates and healthcare professionals who assist in marketing our products and to successfully develop new and innovative products and services in a timely manner or effectively manage the introduction of new or enhanced products and services, then our business may be adversely affected. Part of our success is our ability to innovate and introduce new products focused on the preferences and demands of consumers and of our Sales Associates and the healthcare professionals through whom our products are often marketed. To maintain our success and increase our customer base, we must continue to develop products and services and anticipate and react to changing consumer, Sales Associate, and healthcare professional demands in a timely manner. Our products and services are subject to changing preferences that cannot be predicted with certainty. If we are unable to introduce new or enhanced products in a timely manner, or our new or enhanced products are not accepted by our customers, as well as the Sales Associates and those associated healthcare professionals, then our competitors may introduce competitive products faster than us, which could negatively affect our rate of growth. Moreover, our new products may not receive acceptance among customers or among existing or potential Sales Associates or such healthcare professionals because preferences could shift

rapidly to alternative nutritional supplements, and our future success depends in part on our ability to anticipate and respond to these changes. Failure to anticipate and respond in a timely manner to such changing preferences could lead to, among other things, lower sales and subscriptions, pricing pressure, lower gross margins, and excess inventory. Even if we are successful in anticipating changes in those preferences, our ability to adequately react to and address them will partially depend upon our continued ability to develop and introduce innovative, high-quality product and services offerings. Development of new or enhanced products and services may require significant time and financial investment, which could result in increased costs and a reduction in our profit margins.

We face significant competition, including changes in pricing. The markets for our products and services are both competitive and price sensitive. Competitors could develop new technologies that compete with our products and services or even render our products obsolete. If a competitor develops superior technology or cost-effective alternatives to our products and services, our business could be seriously harmed.

The markets for some of our products are also subject to specific competitive risks because these markets are highly price competitive. Our competitors have competed in the past by lowering prices on certain products. If they do so again, we may be forced to respond by lowering our prices. This would reduce sales revenues and increase losses. Failure to anticipate and respond to price competition may also impact sales and aggravate losses. We believe that customers in our markets display a significant amount of loyalty to their supplier of a particular product. To the extent we are not the first to develop, offer and/or supply new products, customers may buy from our competitors or make materials themselves, causing our competitive position to suffer.

Many of our competitors are larger and have greater financial and other resources than we do. Many of our competitors have significant financial, operations, sales and marketing resources and experience in research and development. In addition, our products compete and will compete with other similar products produced by our competitors. These competitive products could be marketed by well-established, successful companies that possess greater financial, marketing, distributional, personnel and other resources than we possess. Using these resources, these companies can implement extensive advertising and promotional campaigns, both generally and in response to specific marketing efforts by competitors and enter into new markets more rapidly to introduce new products. In certain instances, competitors with greater financial resources also may be able to enter a market in direct competition with us, offering attractive marketing tools to encourage the sale of products that compete with our products or present cost features that consumers may find attractive.

Litigation may harm our business. Substantial, complex or extended litigation could cause us to incur significant costs and distract our management. For example, lawsuits by employees, stockholders, collaborators, distributors, customers, competitors or others could be very costly and substantially disrupt our business. Disputes from time to time with such companies, organizations or individuals are not uncommon, and we cannot assure you that we will always be able to resolve such disputes on terms favorable to us.

Increases in ingredient costs, long lead times, supply shortages and supply changes could disrupt our supply chain and have an adverse effect on our business, financial condition and operating results. Increases in our ingredient costs could have a material impact on our gross margins. Meeting customer demand substantially depends on our ability to obtain timely and adequate delivery of ingredients for our nutritional supplement products. Certain ingredients that get incorporated into our nutritional supplement products are sourced from a limited number of third-party suppliers, and some of these ingredients are provided by a single supplier. These suppliers may breach or otherwise terminate our supply agreements, or their capabilities to deliver adequate ingredients to us may be affected by other factors such as fluctuations in the market, supply chain issues, litigation or regulatory issues or force majeure events, including the COVID-19 pandemic and international conflicts such as those affecting the Ukraine and Israel, and in any of the cases, the sourcing and commercialization of our products can be adversely affected. In addition, the lead times associated with certain ingredients are lengthy and preclude rapid changes in quantities and delivery schedules. We have experienced supply shortages and resulting longer lead-times in the past and may in the future experience ingredient shortages, and the predictability of the availability of these ingredients may be limited. In the event of an ingredient shortage or a supply interruption from suppliers of these ingredients, we may not be able to develop alternate sources of supply in a timely manner. Developing alternate sources of supply for these ingredients may be time-consuming, difficult and costly and we may not be able to source these ingredients on terms that are acceptable to us, or at all, which may undermine our ability to fill our orders in a timely manner. Any interruption or delay in the supply of any of these ingredients, or the inability to obtain these ingredients from alternate sources at

acceptable prices and within a reasonable amount of time, would harm our ability to meet our scheduled product deliveries to our customers. The loss of a significant supplier, an increase in ingredient costs, or delays or disruptions in the delivery of ingredients, could adversely impact our ability to generate future revenue and earnings and have an adverse effect on our business, financial condition and operating results.

We plan to expand into international markets further, which will expose us to significant risks. We are currently expanding our operations or relaunching our operations into other countries, some of which were delayed due to COVID-19. Such expansion, particularly in developing countries, requires significant resources and management attention and subjects us to regulatory, economic, and political risks in addition to those we already face in our primary markets of the United States, Canada, Central America, South America, Africa, Australia, and Asia.

There are significant risks and costs inherent in doing business in international markets, including: (a) difficulty establishing and managing international operations and the increased operations, travel, infrastructure, including establishment of local delivery service and customer service operations and legal compliance costs associated with locations in different countries or regions; (b) the need to vary pricing and margins to effectively compete in international markets; (c) the need and associated costs incurred to maintain adequate inventory for each separate market; (d) marketing and brand recognition costs; (e) the need to adapt and localize products for specific countries, including obtaining rights to third-party intellectual property used in each country; (f) increased competition from local providers of similar products and services; (g) the ability to protect and enforce intellectual property rights abroad; (h) the need to offer customer support in various languages; (i) the challenges of negotiating with foreign distributors; (j) difficulties in understanding and complying with local laws, regulations and customs in other jurisdictions; (k) compliance with anti-bribery laws, such as the U.S. Foreign Corrupt Practices Act ("FCPA"), the Canadian Corruption of Finance Public Officials Act, and the U.K. Bribery Act 2010 ("U.K. Bribery Act"), by us, our employees and our business partners; (l) complexity and other risks associated with current and future legal requirements in other countries, including legal requirements related to consumer protection, consumer product safety and data privacy and data protection frameworks, such as the E.U. General Data Protection Regulation ("GDPR"); (m) tariffs and other non-tariff barriers, such as quotas and local content rules, as well as tax consequences; (n) fluctuations in currency exchange rates and the requirements of currency control regulations, which might restrict or prohibit conversion of other currencies into U.S. dollars; and (o) political or social unrest or economic instability in a specific country or region in which we operate.

We may not be able to penetrate or successfully operate in the markets we choose to enter. In addition, we may incur significant expenses as a result of our international expansion, and we may not be successful. We may face limited brand recognition in certain parts of the world that could lead to non-acceptance or delayed acceptance of our products and services by customers in new markets. We may also face challenges to acceptance of our health and wellness content in new markets. Our failure to successfully manage these risks could harm our international operations and have an adverse effect on our business, financial condition and operating results.

Failure to comply with anti-corruption and anti-money laundering laws, including the FCPA and similar laws associated with our activities outside of the United States, could subject us to penalties and other adverse consequences. We operate a global business and may have direct or indirect interactions with officials and employees of government agencies or state-owned or affiliated entities. We are subject to the FCPA, the U.S. domestic bribery statute contained in 18 U.S.C. § 201, the U.S. Travel Act, the USA PATRIOT Act, the U.K. Bribery Act, the Canadian Corruption of Finance Public Officials Act and possibly other anti-corruption and anti-money laundering laws in countries in which we conduct activities. The FCPA prohibits providing, offering, promising, or authorizing, directly or indirectly, anything of value to government officials, political parties, or political candidates for the purposes of obtaining or retaining business or securing any improper business advantage. The provisions of the U.K. Bribery Act and similar laws in effect in countries where we may operate may further extend beyond bribery of government officials and create offenses in relation to commercial bribery including private sector recipients. The provisions of the U.K. Bribery Act and similar laws also create offenses for accepting bribes in addition to bribing another person. In addition, U.S. public companies are required to maintain records that accurately and fairly represent their transactions and have an adequate system of internal accounting controls. In many foreign countries, including countries in which we may conduct business, it may be a local custom that businesses engage in practices that are prohibited by the FCPA, U.K. Bribery Act, or other applicable laws and regulations. We face significant risks if we or any of our directors, officers, employees, contractors, agents or other partners or representatives fail to comply with these laws and governmental authorities in the United States and elsewhere could seek to impose substantial civil

and/or criminal fines and penalties which could have a material adverse effect on our business, reputation, operating results, prospects and financial condition.

We have an anti-corruption compliance program and policies, procedures and training designed to foster compliance with these laws, including the FCPA, the U.K. Bribery Act, the Canadian Corruption of Finance Public Officials Act, and others. However, our directors, officers, employees, contractors, agents, and other partners to which we outsource certain of our business operations, may take actions in violation of our policies or applicable law. Any such violation could have an adverse effect on our reputation, business, operating results, prospects and financial conditions.

Any violation of the FCPA, U.K. Bribery Act, the Canadian Corruption of Finance Public Officials Act other applicable anti-corruption laws, or anti-money laundering laws could result in whistleblower complaints, adverse media coverage, investigations, loss of export privileges, severe criminal or civil sanctions and, in the case of the FCPA, suspension or debarment from U.S. government contracts, any of which could have a materially adverse effect on our reputation, business, operating results, prospects and financial condition. In addition, responding to any enforcement action or internal investigation related to alleged misconduct may result in a significant diversion of management's attention and resources and significant defense costs and other professional fees. Further, the enforcement of these laws may put the company in an adverse position, which would adversely affect the management of the company.

A substantial portion of our sales are through Sales Associates, healthcare professionals and other independent contractors, and we do not have direct control over the efforts these Sales Associates, healthcare professionals and other contractors may use to sell our products. If our relationships with these Sales Associates, healthcare professionals or other contractors deteriorate, or if these Sales Associates, healthcare professionals or other contractors fail to sell our products or engage in activities that harm our reputation, or fail to adhere to applicable regulations, our financial results may be adversely affected. Our sales model depends on our ability to sell our products through Sales Associates and healthcare professionals and the company expects to expand sales through marketing efforts of other independent contractors moving forward. Notwithstanding the company's expectations, we can provide no assurance that these Sales Associates, healthcare professionals and other contractors will continue to recommend our products at their current levels, or at all. Additionally, we may be unable to continue to grow our network of Sales Associates, associated healthcare professionals and other independent contractors and therefore may not continue to achieve revenue growth through this channel.

A significant portion of our sales in the United States and internationally are through our Sales Associates. We believe that our reliance on these Sales Associates improves the economics of our business, as we do not carry the high fixed costs of a direct sales force in any of the countries in which our products are sold. It is part of our strategy to partner with local distributors in foreign countries, such as Australia, New Zealand, Kenya, Ghana, the Philippines, Costa Rica, among many others, to resell our products as those distributors are most familiar with the local market and regulations.

If we are unable to maintain or enter into such distribution arrangements on acceptable terms, or at all, we may not be able to successfully commercialize our products in certain countries. Furthermore, distributors can choose the level of effort that they apply to selling our products relative to others in their portfolio. The selection, training and compensation of employees of our distributors are within their control rather than our own and may vary significantly in quality from distributor to distributor.

In addition, although our contract terms require our distributors to comply with all applicable laws regarding the sale of our products, including anti-competition, anti-money laundering, sanctions laws and FDA regulations, we may not be able to ensure proper compliance. If our distributors fail to effectively market and sell our products to our expectations or in full compliance with applicable laws, our results of operations and business may suffer.

Our business depends on network and mobile infrastructure and our ability to maintain and scale our technology. Any significant interruptions or delays in service on our apps or websites or any undetected errors or design faults, including flaws in security design, could result in limited capacity, reduced demand, processing delays and loss of customers. A key element of our strategy is to generate a significant number of visitors to, and increase their use of, our apps and websites. Our reputation and ability to acquire, retain and serve our customer are dependent upon the reliable performance of our apps and websites and the underlying network infrastructure. As our base of customers

and the amount of information shared on our apps and websites continue to grow, we will need an increasing amount of network capacity and computing power. We have spent and expect to continue to spend substantial amounts on computing, including cloud computing and the related infrastructure, to handle the traffic on our apps and websites. The operation of these systems is complex and could result in operational failures. In the event that the traffic of our consumers exceeds the capacity of our current network infrastructure or in the event that our base of consumers or the amount of traffic on our apps and websites grows more quickly than anticipated, we may be required to incur significant additional costs to enhance the underlying network infrastructure. Interruptions or delays in these systems, whether due to system failures, computer viruses, physical or electronic break-ins, undetected errors, design faults or other unexpected events or causes, could affect the security or availability of our apps and websites and prevent our consumers from accessing our apps and websites. If sustained or repeated, these performance issues could reduce the attractiveness of our product and service offerings. In addition, the costs and complexities involved in expanding and upgrading our systems may prevent us from doing so in a timely manner and may prevent us from adequately meeting the demand placed on our systems.

Any internet or mobile platform interruption or inadequacy that causes performance issues or interruptions in the availability of our apps or websites could reduce customer satisfaction and result in a reduction in the number of customers using our offerings.

We depend on the development and maintenance of the internet and mobile infrastructure. This includes maintenance of reliable internet and mobile infrastructure with the necessary speed, data capacity and security, as well as timely development of complementary offerings, for providing reliable internet and mobile access. Our business, financial condition and results of operations could be materially and adversely affected if for any reason the reliability of our internet and mobile infrastructure is compromised.

We currently rely upon third-party data storage providers. Nearly all of our data storage and analytics are conducted on, and the data and content we create associated with sales on our apps and websites are processed through servers hosted by these providers. We also rely on email service providers, bandwidth providers, internet service providers and mobile networks to deliver email and "push" communications to customers and to allow consumers to access our websites. If our third-party vendors are unable or unwilling to provide the services necessary to support our business, or if our agreements with such vendors are terminated, our operations could be significantly disrupted. Some of our vendor agreements may be unilaterally terminated by the licensor for convenience, and if such agreements are terminated, we may not be able to enter into similar relationships in the future on reasonable terms or at all.

Any damage to, or failure of, our systems or the systems of our third-party data centers or our other third-party providers could result in interruptions to the availability or functionality of our apps and websites. As a result, we could lose consumer data and miss opportunities to acquire and retain consumers, which could result in decreased revenue. If for any reason our arrangements with our data centers or third-party providers are terminated or interrupted, such termination or interruption could adversely affect our business, financial condition and results of operations. We exercise little control over these providers, which increases our vulnerability to problems with the services they provide. We could experience additional expense in arranging for new facilities, technology, services and support. In addition, the failure of our third-party data centers or any other third-party providers to meet our capacity requirements could result in interruption in the availability or functionality of our apps and websites.

The satisfactory performance, reliability and availability of our apps, websites, transaction processing systems and technology infrastructure are critical to our reputation and our ability to acquire and retain customers, as well as to maintain adequate customer service levels. If the interface on our app is not considered user friendly by our customers or our app does not function correctly our customers may become frustrated and not order our products. Our revenue depends in part on the number of customers that visit and use our apps and websites in fulfilling their health and wellness needs. The unavailability of our apps or websites could materially and adversely affect consumer perception of our brand.

The occurrence of a natural disaster, power loss, telecommunications failure, data loss, computer virus, an act of terrorism, cyberattack, vandalism or sabotage, act of war or any similar event, or a decision to close our third-party data centers on which we normally operate or the facilities of any other third-party provider without adequate notice or other unanticipated problems at these facilities could result in lengthy interruptions in the availability of our apps and websites. Cloud computing, in particular, is dependent upon having access to an internet connection in order to

retrieve data. If a natural disaster, blackout or other unforeseen event were to occur that disrupted the ability to obtain an internet connection, we may experience a slowdown or delay in our operations. While we have disaster recovery arrangements in place, our preparations may not be adequate to account for disasters or similar events that may occur in the future and may not effectively permit us to continue operating in the event of any problems with respect to our systems or those of our third-party data centers or any other third-party facilities. Our disaster recovery and data redundancy plans may be inadequate, and our business interruption insurance may not be sufficient to compensate us for the losses that could occur. If any such event were to occur to our business, our operations could be impaired and our business, financial condition and results of operations may be materially and adversely affected.

We are subject to payment processing risk. Our customers pay for our products and services using a variety of different payment methods, including credit and debit cards, gift cards and online wallets. We rely on internal systems as well as those of third parties to process payment. Acceptance and processing of these payment methods are subject to certain rules and regulations and require payment of interchange and other fees. To the extent there are disruptions in our payment processing systems, increases in payment processing fees, material changes in the payment ecosystem, such as large re-issuances of payment cards, delays in receiving payments from payment processors, or changes to rules or regulations concerning payment processing, our revenue, operating expenses and results of operation could be adversely impacted. Compliance with the Payment Card Industry Data Security Standard and implementing related procedures, technology and information security measures requires significant resources and ongoing attention, and any security incident involving cardholder data could subject us to significant penalties and liability. We leverage our third party payment processors to bill customers on our behalf. If these third parties become unwilling or unable to continue processing payments on our behalf, we have identified alternative methods of collecting payments, to mitigate any adverse impact on customer acquisition and retention; provided, however, our failure to do so would adversely impact customer acquisition and retention. In addition, from time to time, we encounter fraudulent use of payment methods, which impacts the results of our operations and if not adequately controlled and managed could create negative customer perceptions of our service.

Risks Related to our Operations

We depend on key personnel, the loss of any of which could negatively affect our business. We depend greatly on the collective services of Jonathan Flicker, Joseph Voyticky and James Stevralia, who are our Chief Executive Officer ("CEO"), Executive Chairman of the Board and President of our company, respectively. We also depend greatly on other key employees. In addition, some of our manufacturing, quality control, safety and compliance, information technology, sales and e-commerce related activities are highly technical as well. We face intense competition for experienced professionals from our competitors, customers, marketing partners and other companies throughout the industries in which we compete. Our success will depend, in part, upon our ability to attract and retain additional skilled personnel, which will require substantial additional funds. There can be no assurance that we will be able to find and attract additional qualified employees or retain any such personnel. Our inability to hire qualified personnel, the loss of services of our key personnel, or the loss of services of executive officers or key employees that may be hired in the future may have a material and adverse effect on our business.

Our operating results may fluctuate significantly as a result of a variety of factors, many of which are outside of our control. We are subject to the following factors, among others, that may negatively affect our operating results: (a) the announcement or introduction of new products by our competitors; (b) our ability to upgrade and develop our systems and infrastructure to accommodate growth; (c) the decision by significant customers to reduce purchases; (d) disputes and litigation with competitors; (e) our ability to attract and retain key personnel in a timely and cost-effective manner; (f) technical difficulties; (g) the amount and timing of operating costs and capital expenditures relating to the expansion of our business, operations and infrastructure; (h) regulation by federal, state or local governments; and (i) general economic conditions as well as economic conditions specific to the nutritional supplement industry.

As a result of the nature of the markets in which we compete, it is extremely difficult for us to make accurate forecasts. We have based our current and future expense levels largely on our investment plans and estimates of future events although certain of our expense levels are, to a large extent, fixed. Assuming our products reach the market, we may be unable to adjust spending in a timely manner to compensate for any unexpected revenue shortfall.

Accordingly, any significant shortfall in revenues relative to our planned expenditures would have an adverse effect on our business, results of operations and financial condition. Further, as a strategic response to changes in the competitive environment, we may from time to time make certain pricing, service or marketing decisions that could have a material and adverse effect on our business, results of operations and financial condition. Due to the foregoing factors, our revenues and operating results are and will remain difficult to forecast.

We may need to change the size of our organization, and we can provide no assurance that we will successfully expand operations or manage growth effectively. Our strategic shift into new distribution channels and our plans to enter new markets require us to reduce some of our current business infrastructure as well as eliminate or redeploy some of our full-time employees. The reduction in headcount may at times be at odds with our planned expansion of our operations as that expansion may also cause a significant demand on our management, finances and other resources. Our ability to manage the anticipated future growth, should it occur, may depend upon a significant expansion of our accounting and other internal management systems and the implementation and subsequent improvement of a variety of systems, procedures and controls. It may be that, in certain areas, we will need to reverse course and hire additional people necessary to manage future growth, and there is no guarantee that satisfactory candidates will be found in a timely manner. Any failure to expand these areas and implement and improve such systems, procedures and controls in an efficient manner at a pace consistent with our business could have a material adverse effect on our business, financial condition and results of operations. There can be no assurance that our attempts to expand our marketing, sales and manufacturing efforts will be successful or will result in additional sales or profitability in any future period. As a result of the expansion of our operations, we expect there will be an increase in our operating expenses, as well as the difficulty in forecasting revenue levels, and we expect to continue to experience significant fluctuations in the results of our operations.

V3M Irrevocable Trust, of which Kevin McFarlane, our controlling shareholder, is the Trustee, has been granted Marketing Licenses to manufacture, market and sell privately labelled versions of Max's products and new product formulations, as well as Max Products that will compete with the company. We have granted Marketing Licenses to V3M Irrevocable Trust under the Final License Agreement (as defined below) to (a) manufacture, market and sell privately labelled versions of the company's products and new product formulations independently developed by the Trust incorporating RiboCeine™ and GlutathioCeine™ (the "Trust Private Label Products," which term includes new product formulations independently developed by the Trust Licensee incorporating RiboCeine™ and GlutathioCeine™) through (i) a recognized medical professional spokesperson acceptable to the company; (ii) long-form (10 minutes or longer) infomercials, (iii) online sales and (iv) Channel Marketing (as defined below) and (b) on a non-exclusive basis, the company's products ("Max-Branded Products") to consumers through a website dedicated solely to the marketing and sale of Max-Branded Products. Some of these Marketing Licenses related to the Trust Private Label Products are on an exclusive basis. In connection with the Max-Branded Products, order fulfilment will generally be handled by the company. *(*For a full summary of each specific Marketing License and the royalties payable to the company, see, *"Interest in Management and Others in Certain Transactions".)* Unless there is a change of control at the company or the Final License Agreement is earlier terminated due to a breach of its terms, the Marketing Licenses will have an initial term expiring on December 31, 2039, subject to additional renewal terms and payments of renewal fees. The company will have the right to oversee the content of advertisements used in connection with the Marketing Licenses and approval rights with respect to certain marketing channels, but the company cannot guarantee that the Trust's marketing efforts will not affect the reputation of the company or the company's products. Sales by the V3M Irrevocable Trust (or any operating affiliates of V3M Irrevocable Trust or permitted sublicensees that may conduct day-to-day operations in connection with the Marketing Licenses) may, in some cases, be competing directly or indirectly with sales of the company's products, which could have a material and adverse effect on those sales figures reported by the company in our historical sales channels, in markets where we currently operate, or in markets where we may operate in the future. If that were to occur, it could, in turn, materially and adversely effect on our business, results of operations and financial condition and on your investment.

Due to the insurance industry has become more selective in offering some types of coverage, the company is currently operating without business insurance coverages and we may not be able to obtain such insurance coverage in the future. The insurance industry has become more selective in offering some types of insurance, such as product liability and product recall insurance. As a result, the company is currently operating without some or all these coverages that we would otherwise ordinarily maintain. We are reviewing coverage proposals and expect to obtain new coverage with respect to all of these areas from an alternate insurer on or before August 31, 2024, and expect that coverage will include coverages consistent with both our past level of coverage and our risk management

policies. However, we cannot assure you that we will be able to obtain comparable insurance coverage on favorable terms, or at all, in the future.

If we experience a significant disruption in our information technology systems or if we fail to implement new systems and software successfully, our business could be adversely affected. We depend on information systems throughout our company to control our manufacturing processes, process orders, manage inventory, process and bill shipments and collect cash from our customers, respond to customer inquiries, contribute to our overall internal control processes, maintain records of our property, plant and equipment, and record and pay amounts due vendors and other creditors. If we were to experience a prolonged disruption in our information systems that involve interactions amongst customers and suppliers, it could result in the loss of sales and customers and/or increased costs, which could adversely affect our overall business operation.

If we are unable to maintain sales, marketing and distribution capabilities or maintain arrangements with third parties to sell, market and distribute our products, our business may be harmed. To achieve commercial success for our products, we must sell our product lines and/or technologies at favorable prices. In addition to being expensive, maintaining such a sales force is time-consuming. Qualified direct sales personnel with experience in the natural products industry are in high demand, and there can be no assurance that we will be able to hire or retain an effective direct sales team. Similarly, qualified independent sales representatives both within and outside the United States are in high demand, and we may not be able to build an effective network for the distribution of our product through such representatives. There can be no assurance that we will be able to enter into contracts with representatives on terms acceptable to us. Furthermore, there can be no assurance that we will be able to build an alternate distribution framework should we attempt to do so.

We may also need to contract with third parties in order to market our products. To the extent that we enter into arrangements with third parties to perform marketing and distribution services, our product revenue could be lower and our costs higher than if we directly marketed our products. Furthermore, to the extent that we enter into co-promotion or other marketing and sales arrangements with other companies, any revenue received will depend on the skills and efforts of others, and we do not know whether these efforts will be successful. If we are unable to establish and maintain adequate sales, marketing and distribution capabilities, independently or with others, we will not be able to generate product revenue, and may not become profitable.

Our business could be negatively impacted by cyber security threats, including without limitation a material interruption to our operations including our clinical trials, harm to our reputation, significant fines, penalties and liabilities, breach or triggering of data protection laws, privacy policies and data protection obligations, or a loss of customers or sales. In the ordinary course of our business, we may collect, process, store and transmit proprietary, confidential and sensitive information, including personal information (including health information), intellectual property, trade secrets, and proprietary business information owned or controlled by ourselves or other parties. We use our data centers and our networks, and those of third parties, to store and access our proprietary business and other sensitive information. We and the third parties upon which we relay may face various cyber security threats, which are prevalent and continue to increase, including cyber security attacks to our information technology infrastructure and attempts by others to gain access to our proprietary or sensitive information. Information security risks have significantly increased in recent years in part due to the proliferation of new technologies and the increased sophistication and activities of organized crime, hackers, data and related privacy breaches, terrorists and other external parties, including foreign private parties and state and state-sponsored actors. Any of the previously identified or similar threats could cause a security incident or other interruption. A security incident or other interruption could result in unauthorized, unlawful, or accidental acquisition, modification, destruction, loss, alteration, encryption, disclosure of, or access to data. A security incident or other interruption could disrupt our ability (and that of third parties upon whom we rely) to provide our products and services.

Despite the implementation of preventative and detective security measures designed to protect against security incidents, there can be no assurance that these measures will be effective and our internal computer systems and those of our current and any future contractors, consultants, collaborators and third-party service providers, are vulnerable to damage or interruption from a variety of sources, including malicious code (such as computer viruses and worms) software bugs, personnel misconduct or error, other unauthorized access, software or hardware failures, server malfunctions, accidental acts or omissions by those with authorized access, natural disasters, terrorism, war, telecommunication and electrical failure, and cybersecurity threats (including the deployment of harmful malware,

ransomware, denial-of-service attacks (such as credential stuffing), supply chain attacks, social engineering, and other means to affect service reliability and threaten the confidentiality, integrity, and availability of information). Ransomware attacks, including those from organized criminal threat actors, nation-states and nation-state supported actors, are becoming increasingly prevalent and severe and can lead to significant interruptions, delays, or outages in our operations, disruption of clinical trials, loss of data (including data related to clinical trials), loss of income, significant extra expenses to restore data or systems, reputational loss and the diversion of funds. To alleviate the financial, operational and reputational impact of a ransomware attack it may be preferable to make extortion payments, but we may be unwilling or unable to do so (including, for example, if applicable laws or regulations prohibit such payments).

The procedures and controls we use to monitor these threats and mitigate our exposure may not be sufficient to prevent all security incidents. These incidents could result in disrupted operations, including suspension of our clinical trial activities, lost opportunities, misstated financial data, liability for stolen assets or information, theft of our intellectual property, loss of data and other personally identifiable or sensitive information, increased costs arising from the implementation of additional security protective measures, litigation and reputational damage. We may expend significant resources, fundamentally change our business activities and practices, or modify our operations, including our clinical trial activities, or information technology in an effort to protect against security incidents and to mitigate, detect, and remediate actual and potential vulnerabilities.

An actual or perceived security incident suffered by us or by a third party upon whom we rely may result in: government enforcement actions that could include investigations, fines, penalties, audits and inspections; additional reporting requirements and/or oversight; temporary or permanent bans on all or some processing of personal data (which could impact our clinical trials); or orders to destroy or not use personal data. Further, individuals, clinical trial participants or other relevant stakeholders could sue us for our actual or perceived failure to comply with our security obligations, including, without limitation, in class action litigation. These proceedings could force us to spend money in defense or settlement, divert management's time and attention, increase our costs of doing business, adversely affect our reputation or otherwise adversely affect our business. Security incidents could also result in indemnity obligations, negative publicity and financial loss. Security incidents and vulnerabilities may cause some of our customers and users to stop using our services and our failure, or perceived failure, to meet expectations with regard to the security, integrity, availability and confidentiality of our network systems and sensitive data could damage our reputation and affect our ability to retain customers, attract new customers and grow our business. Moreover, security incidents can result in the diversion of funds and interruptions, delays, or outages in our operations and services, including due to ransomware attacks and denial-of-service attacks. Failures or significant downtime of our information technology or telecommunication systems or those used by our third-party service providers could cause significant interruptions in our operations and adversely impact the confidentiality, integrity and availability of sensitive or confidential information, including preventing us from conducting clinical trials, tests or research and development activities and preventing us from managing the administrative aspects of our business.

Any remedial costs or other liabilities related to security incidents may not be fully insured or indemnified by other means. Additionally, some applicable federal, state and foreign laws may require companies to notify individuals of security breaches involving particular personally identifiable information, which could result from breaches experienced by us or by our vendors, contractors, or organizations with which we have relationships. Notifications and follow-up actions related to a security breach are costly, and the disclosures or the failure to comply with such requirements could lead to adverse consequences and could impact our reputation or cause us to incur significant costs, including legal expenses and remediation costs.

There are greater intellectual property litigation risks in the health and wellness industry than are common for producers of other consumer products, which could adversely affect our ability to source necessary ingredients. There is considerable patent and other intellectual property development activity in the health and wellness products industry, and litigation, based on allegations of infringement or other violations of intellectual property, is frequent in this industry. If our suppliers are sued, their capabilities to deliver adequate ingredients to us may be adversely affected. We are therefore subject to the risk of shortages and long lead times in the supply of these ingredients and the risk that our suppliers discontinue or modify ingredients critical to our product formulations as they currently exist.

Risks Related to Our Products

Unfavorable publicity or consumer perception of our products and any similar products distributed by other companies could have a material adverse effect on our business. We believe the nutritional supplement market is highly dependent upon consumer perception regarding the safety, efficacy and quality of nutritional supplements generally, as well as of products distributed specifically by us. Consumer perception of our products can be significantly influenced by scientific research or findings, regulatory investigations, litigation, national media attention and other publicity regarding the consumption of nutritional supplements. We cannot assure you that future scientific research, findings, regulatory proceedings, litigation, media attention or other favorable research findings or publicity will be favorable to the nutritional supplement market or any product, or consistent with earlier publicity. Future research reports, findings, regulatory proceedings, litigation, media attention or other publicity that are perceived as less favorable than, or that question, such earlier research reports, findings or publicity could have a material adverse effect on the demand for our products and consequently on our business, results of operations, financial condition and cash flows.

Our dependence upon consumer perceptions means that adverse scientific research reports, findings, regulatory proceedings, litigation, media attention or other publicity, if accurate or with merit, could have a material adverse effect on the demand for our products, the availability and pricing of our ingredients, and our business, results of operations, financial condition and cash flows. Further, adverse public reports or other media attention regarding the safety, efficacy and quality of nutritional supplements in general, or our products specifically, or associating the consumption of nutritional supplements with illness, could have such a material adverse effect. Any such adverse public reports or other media attention could arise even if the adverse effects associated with such products resulted from consumers' failure to consume such products appropriately or as directed and the content of such public reports and other media attention may be beyond our control.

We may incur material product liability claims, which could increase our costs and adversely affect our reputation, revenues and operating income. As a seller of nutritional supplements, we market and manufacture products designed for human and animal consumption. We are subject to product liability claims if the use of our products is alleged to have resulted in injury. Our products consist of ingredients classified as dietary supplements, or natural health products, and, in most cases, are not subject to pre-market regulatory approval in the United States. Some of our products contain innovative ingredients that do not have long histories of human consumption. Previously unknown adverse reactions resulting from human consumption of these ingredients could occur. In addition, the products we sell are produced by third-party manufacturers. As a marketer of products manufactured by third parties, we also may be liable for various product liability claims for products we do not manufacture. We may, in the future, be subject to various product liability claims, including, among others, that our products include inadequate instructions for use or inadequate warnings concerning possible side effects and interactions with other substances. A product liability claim against us could result in increased costs and could adversely affect our reputation with our customers, which, in turn, could have a materially adverse effect on our business, results of operations, financial condition and cash flows.

We utilize ingredients and components for our products from foreign suppliers and may be negatively affected by the risks associated with international trade and importation issues. We utilize ingredients and components for a number of our products from suppliers outside of the United States. Accordingly, the acquisition of these ingredients is subject to the risks generally associated with importing raw materials, including, among other factors, delays in shipments, changes in economic and political conditions, quality assurance, health epidemics affecting the region of such suppliers, nonconformity to specifications or laws and regulations, tariffs, trade and/or labor disputes and foreign currency fluctuations. While we have a supplier certification program and audit and inspect our suppliers' facilities as necessary both in the United States and internationally, we cannot assure you that raw materials received from suppliers outside of the United States will conform to all specifications, laws and regulations. There have in the past been quality and safety issues in our industry with certain items imported from overseas. We may incur additional expenses and experience shipment delays due to preventative measures adopted by the U.S. governments, our suppliers and our company.

If we fail to maintain adequate quality standards for our products and services, our business may be adversely affected and our reputation harmed. Dietary supplement, nutraceutical, food and beverage, functional food, analytical laboratories, pharmaceutical and cosmetic customers are often subject to rigorous quality standards to obtain and maintain regulatory approval of their products and the manufacturing processes that generate them. A failure to

maintain, or, in some instances, upgrade our quality standards to meet our customers' needs, could cause damage to our reputation and potentially result in substantial sales losses.

If we experience product recalls, we may incur significant and unexpected costs, and our business reputation could be adversely affected. We may be exposed to product recalls and adverse public relations if our products are alleged to be mislabeled or to cause injury or illness, or if we are alleged to have violated governmental regulations. A product recall could result in substantial and unexpected expenditures, which would reduce operating profit and cash flow. In addition, a product recall may require significant management attention. Product recalls may hurt the value of our brands and lead to decreased demand for our products. Product recalls also may lead to increased scrutiny by federal, state or international regulatory agencies of our operations and increased litigation and could have a material adverse effect on our business, results of operations, financial condition and cash flows.

We rely on single or a limited number of third-party suppliers for the raw materials required to produce our products. Our dependence on a limited number of third-party suppliers or on a single supplier, and the challenges we may face in obtaining adequate supplies of raw materials, involve several risks, including limited control over pricing, availability, health epidemics affecting the region of such suppliers (including the coronavirus), quality and delivery schedules. We cannot be certain that our current suppliers will continue to provide us with the quantities of these raw materials that we require or satisfy our anticipated specifications and quality requirements. Due to disruptions caused by global macroeconomic events such as the recent COVID-19 pandemic and international conflicts such as those affecting the Ukraine and Israel, there may be delays in shipments from our suppliers. Any supply interruption in limited or sole sourced raw materials could materially harm our ability to manufacture our products until a new source of supply, if any, could be identified and qualified. We may be unable to find a sufficient alternative supply channel in a reasonable time or on commercially reasonable terms. Any performance failure on the part of our suppliers could delay the development and commercialization of our products, or interrupt production of then existing products that are already marketed, which would have a material adverse effect on our business.

Risks Related to our Intellectual Property

Our ability to protect our intellectual property and proprietary technology through patents and other means is uncertain and may be inadequate, which would have a material and adverse effect on us. Our success depends significantly on our ability to protect our proprietary rights to the technologies used in our products. We rely on patent protection, as well as a combination of copyright, trade secret and trademark laws and nondisclosure, confidentiality and other contractual restrictions to protect our proprietary technology, including our licensed technology. However, these legal means afford only limited protection and may not adequately protect our rights or permit us to gain or keep any competitive advantage. Both the patent application process and the process of managing patent disputes can be time consuming and expensive. Competitors may be able to design around our patents or develop products which provide outcomes which are comparable or even superior to ours. Steps that we have taken to protect our intellectual property and proprietary technology, including entering into confidentiality agreements and intellectual property assignment agreements with some of our officers, employees, consultants and advisors, may not provide us with meaningful protection for our trade secrets or other proprietary information in the event of unauthorized use or disclosure or other breaches of the agreements. Furthermore, the laws of foreign countries may not protect our intellectual property rights to the same extent as do the laws of the United States.

In the event a competitor infringes our licensed or pending patent or other intellectual property rights, enforcing those rights may be costly, uncertain, difficult and time consuming. Even if successful, litigation to enforce our intellectual property rights or to defend our patents against challenge could be expensive and time consuming and could divert our management's attention. We may not have sufficient resources to enforce our intellectual property rights or to defend our patent rights against a challenge. The failure to obtain patents and/or protect our intellectual property rights could have a material and adverse effect on our business, results of operations and financial condition.

Our patents and other intellectual property may be subject to challenge on validity grounds, and any future patent applications we file may be rejected. We rely on our patents and other intellectual property rights to give us a competitive advantage and we may file patent applications or seek to license new intellectual property in the future as new developments arise. Whether a patent is valid, or whether a patent application should be granted, is a complex matter of science and law, and therefore we cannot be certain that, if challenged, our patents, patent applications and/or other intellectual property rights would be upheld nor can we be certain we will prevail in an appeal. If one or more

of those patents, patent applications, licenses and other intellectual property rights are invalidated, rejected or found unenforceable and we are unable to reverse that finding through an appeal, that could reduce or eliminate any competitive advantage we might otherwise have had.

We may become subject to claims of infringement or misappropriation of the intellectual property rights of others, which could prohibit us from developing our products, require us to obtain licenses from third parties or to develop non-infringing alternatives and subject us to substantial monetary damages. Third parties could, in the future, assert infringement or misappropriation claims against us with respect to products we develop. Whether a product infringes a patent or misappropriates other intellectual property involves complex legal and factual issues, the determination of which is often uncertain. Therefore, we cannot be certain that we have not infringed the intellectual property rights of others. There may be third-party patents or patent applications with claims to materials, formulations, methods of manufacture or methods for use related to the use or manufacture of our products, and our potential competitors may assert that some aspect of our product infringes their patents. Because patent applications may take years to issue, there also may be applications now pending of which we are unaware that may later result in issued patents upon which our products could infringe. There also may be existing patents or pending patent applications of which we are unaware upon which our products may inadvertently infringe.

Any infringement or misappropriation claim could cause us to incur significant costs, place significant strain on our financial resources, divert management's attention from our business and harm our reputation. If the relevant patents in such claim were upheld as valid and enforceable and we were found to infringe them, we could be prohibited from manufacturing or selling any product that is found to infringe unless we could obtain licenses to use the technology covered by the patent or are able to design around the patent. We may be unable to obtain such a license on terms acceptable to us, if at all, and we may not be able to redesign our products to avoid infringement, which could materially impact our revenue. A court could also order us to pay compensatory damages for such infringement, plus prejudgment interest and could, in addition, treble the compensatory damages and award attorney fees. These damages could be substantial and could harm our reputation, business, financial condition and operating results. A court also could enter orders that temporarily, preliminarily or permanently enjoin us and our customers from making, using, or selling products, and could enter an order mandating that we undertake certain remedial activities. Depending on the nature of the relief ordered by the court, we could become liable for additional damages to third parties.

If our trademarks and trade names are not adequately protected, then we may not be able to build name recognition in our markets of interest and our business may be adversely affected. We rely on trademarks and tradenames to build brand recognition and to promote and market our products. Our current or future trademarks or trade names may be challenged, opposed, infringed, circumvented or declared generic or descriptive, determined to be not entitled to registration, or determined to be infringing on other marks. We may not be able to protect our rights to these trademarks and trade names or may be forced to stop using these names, which we need for name recognition by potential partners or customers in our markets of interest. If we are unable to establish name recognition based on our trademarks and trade names, we may not be able to compete effectively, and our business may be adversely affected. Trademark litigation can be expensive and the outcome can be highly uncertain. Furthermore, in many countries, owning and maintaining a trademark registration may not provide an adequate defense against a subsequent infringement claim asserted by the owner of a senior trademark. At times, competitors or other third parties may adopt trade names or trademarks similar to ours, thereby impeding our ability to build brand identity and possibly leading to market confusion. In addition, there could be potential trade name or trademark infringement claims brought by owners of other registered trademarks or trademarks that incorporate variations of our registered or unregistered trademarks or trade names. If we assert trademark infringement claims, a court may determine that the marks we have asserted are invalid or unenforceable, or that the party against whom we have asserted trademark infringement has superior rights to the marks in question. In this case, we could ultimately be forced to cease the use of such trademarks.

We may not be able to protect our intellectual property rights throughout the world. The laws of some foreign countries do not protect intellectual property rights in the same manner and to the same extent as laws in the United States. Consequently, competitors may use our technologies in jurisdictions where we have no meaningful intellectual property protection to develop their own products. These products may compete with our products in these jurisdictions. Many companies have encountered significant problems in protecting and defending intellectual property rights in foreign jurisdictions. The legal systems of certain countries, particularly certain developing countries, do not favor the enforcement of patents, trade secrets, trademarks, and other intellectual property protection, particularly those relating to nutritional supplement products, which could make it difficult for us to enforce our

proprietary rights generally. Proceedings to enforce our trade secret rights in foreign jurisdictions could result in substantial costs and divert our efforts and attention from other aspects of our business or could provoke third parties to assert claims against us. We may not prevail in any lawsuits that we initiate and the damages or other remedies awarded, if any, may not be commercially meaningful. Accordingly, our efforts to enforce our intellectual property rights around the world may be inadequate to obtain a significant commercial advantage from the intellectual property that we develop or license.

We may not be able to partner with others for technological capabilities and new products and services. Our ability to remain competitive may depend, in part, on our ability to seek partners that can offer technological improvements and improve existing products and services offered to our customers. We are committed to attempting to keep pace with changes in the nutritional supplement and health and wellness industries, and to stay abreast of technology changes and to look for partners that will develop new products and services for our customer base. We cannot assure prospective investors that we will be successful in finding partners or be able to continue to incorporate new developments in technology, to improve existing products and services, or to develop successful new products and services. We also cannot be certain that newly developed products and services will perform satisfactorily or be widely accepted in the marketplace or that the costs involved in these efforts will not be substantial.

Risks Related to Regulatory Approval of Our Products and Other Government Regulations

We are subject to regulation by various federal, state and foreign agencies that require us to comply with a wide variety of regulations, including those regarding the manufacture of products, advertising and product label claims, the distribution of our products and environmental matters. Failure to comply with these regulations could subject us to fines, penalties and additional costs. Some of our operations are subject to regulation by various United States federal agencies and similar state and international agencies, including the Department of Commerce, the FDA, the FTC, the Department of Transportation and the Department of Agriculture. These regulations govern a wide variety of product activities, from design and development to labeling, manufacturing, handling, sales and distribution of products. If we fail to comply with any of these regulations, we may be subject to fines or penalties, have to recall products and/or cease their manufacture and distribution, which would increase our costs and reduce our sales.

We are also subject to various federal, state, local and international laws and regulations that govern the handling, transportation, manufacture, use and sale of substances that are or could be classified as toxic or hazardous substances. Some risk of environmental damage is inherent in our operations and the products we manufacture, sell, or distribute. Any failure by us to comply with the applicable government regulations could also result in product recalls or impositions of fines and restrictions on our ability to carry on with or expand in a portion or possibly all of our operations. If we fail to comply with any or all of these regulations, we may be subject to fines or penalties, have to recall products and/or cease their manufacture and distribution, which would increase our costs and reduce our sales.

Government regulation of our Sales Associates' businesses or those of healthcare providers who market our products can be extensive and is constantly changing. Changes in these regulations can significantly affect our relationships with our Sales Associates or with healthcare providers and could adversely affect our ability to market our products in certain jurisdictions. The process by which the Sales Associates and healthcare providers through whom we market our products are regulated to varying degrees by government agencies in the jurisdictions in which we operate. Depending on the market, the regulations can be very complex, uncertain and expensive and time consuming to navigate. Changes in regulations or the enforcement practices of current regulations could have a negative impact on our Sales Associates and the healthcare providers who do business with us and, in turn, our ability to market our products to such Sales Associates and healthcare provider, and ultimately to end-users of our products. These uncertainties may have a material impact on our results of operations, as lack of enforcement or an interpretation of the regulations that lessens the burden of compliance for the dietary supplement marketplace may cause a reduced demand for our products and services.

Government regulation of our Sales Associates' businesses or those of healthcare providers who market our products may lead to sanctions and penalties being imposed on the company. Regulatory authorities in the U.S. and elsewhere may take adverse actions against the company for impermissible claims and business activities of our Sales Associates and healthcare providers who market our product. While the company monitors product claims being made by those associates and providers, the number of Sales Associates and healthcare providers working with the company, the number of jurisdictions and languages involved, and the increasing large number of venues and websites on which

these agents may offer our products for sale, make it impossible to comprehensively review every potential product claim being made or ensure strict adherence to the company's policies regarding product claims. The company may, for that reason, be subject to regulatory sanctions as a result of the actions of these third-party agents.

Changes in government regulation or in practices relating to the pharmaceutical, dietary supplement, food and cosmetic industry could decrease the need for the services we provide. Governmental agencies throughout the world, including in the United States, strictly regulate the pharmaceutical, dietary supplement, food and cosmetic industries. Changes in regulation, such as a relaxation in regulatory requirements or the introduction of simplified drug approval procedures, or an increase in regulatory requirements that we have difficulty satisfying or that make our services less competitive, could eliminate or substantially reduce the demand for our services.

If we should in the future become required to obtain regulatory approval to market and sell our goods, we will not be able to generate any revenues until such approval is received. The pharmaceutical industry is subject to stringent regulation by a wide range of authorities. While we believe that, given our present business, we are not currently required to obtain regulatory approval to market our goods because, among other things, we do not (i) produce or market any clinical devices or other products, or (ii) sell any medical products or services to the customer, we cannot predict whether regulatory clearance will be required in the future and, if so, whether such clearance will at such time be obtained for any products that we are developing or may attempt to develop. Should such regulatory approval in the future be required, our goods may be suspended or may not be able to be marketed and sold in the United States until we have completed the regulatory clearance process as and if implemented by the FDA. Satisfaction of regulatory requirements typically takes many years, is dependent upon the type, complexity and novelty of the product or service and would require the expenditure of substantial resources.

If regulatory clearance of a good that we propose to market and sell is granted, this clearance may be limited to those particular states and conditions for which the good is demonstrated to be safe and effective, which would limit our ability to generate revenue. We cannot ensure that any good that we develop will meet all of the applicable regulatory requirements needed to receive marketing clearance. Failure to obtain regulatory approval will prevent commercialization of our goods where such clearance is necessary. There can be no assurance that we will obtain regulatory approval of our proposed goods that may require it.

Compliance with stringent and changing global privacy and data security laws and regulations could result in additional costs and liabilities to us or inhibit our ability to collect and, if applicable, process data globally, and the failure or perceived failure to comply with such laws and regulations could have a material adverse effect on our business, financial condition or results of operations. We collect, receive, store, process, use, generate, transfer, disclose, make accessible, protect and share personal information and other sensitive information, including but not limited to proprietary and confidential business information, trade secrets, intellectual property, information we collect about patients in connection with clinical trials, and sensitive third-party information necessary to operate our business, for legal and marketing purposes. Accordingly, we are, or may become, subject to numerous federal, state, local, and foreign data privacy and security laws, regulations, guidance and industry standards as well as external and internal privacy and security policies, contracts and other obligations that apply to the processing of personal data by us and on our behalf. The legal framework for the collection, use, safeguarding, sharing, transfer and other processing of information worldwide is rapidly evolving and may remain unsettled for the foreseeable future.

Outside the United States, an increasing number of laws, regulations, and industry standards apply to data privacy and security. For example, the European Union's GDPR, where applicable, imposes strict obligations on the processing of personal data, including, without limitation, personal health data, and the free movement of such data. The GDPR imposes data protection obligations on processors and controllers of personal data, including, for example, obligations relating to: processing health and other sensitive data; obtaining consent of individuals; providing notice to individuals regarding data processing activities, and responding to data subject requests. Under the GDPR, government regulators may impose temporary or definitive bans on data processing, as well as fines of up to 20 million euros or 4% of annual global revenue, whichever is greater. Further, individuals may initiate litigation related to our processing of their personal data.

Certain jurisdictions have enacted data localization laws and cross-border personal data transfer laws. For example, absent appropriate safeguards or other circumstances, the GDPR generally restricts the transfer of personal data to countries outside of the EEA, such as the United States, which the European Commission does not consider to provide

an adequate level of data privacy and security. The European Commission released a set of "Standard Contractual Clauses" that are designed to be a valid mechanism by which entities can transfer personal data out of the EEA to jurisdictions that the European Commission has not found to provide an adequate level of protection. Currently, these Standard Contractual Clauses are a valid mechanism to transfer personal data outside of the EEA. The Standard contractual Clauses, however, require parties that rely upon that legal mechanism to comply with additional obligations, such as conducting transfer impact assessments to determine whether additional security measures are necessary to protect the at-issue personal data. Moreover, due to potential legal challenges, there exists some uncertainty regarding whether the Standard Contractual Clauses will remain a valid mechanism for transfers of personal data outside of the EEA. In addition, laws in Switzerland and the UK similarly restrict transfers of personal data outside of those jurisdictions to countries such as the United States that do not provide an adequate level of personal data protection.

If we cannot implement a valid compliance mechanism for cross-border data transfers, we may face increased exposure to regulatory actions, substantial fines, and injunctions against processing or transferring personal data from foreign markets. While we do not consider the business we currently conduct in Europe to pose a substantial risk at this time, other jurisdictions in which we do conduct a material amount of business could adopt regulations that are similarly restrictive or our sales in Europe or certain countries within Europe could increase to material levels on the future. The inability to import personal data to the United States could significantly and negatively impact our business operations, including by limiting our ability to conduct future clinical trial activities in Europe and elsewhere; limiting our ability to collaborate with parties that are subject to European and other data privacy and security laws; or requiring us to increase our personal data processing capabilities and infrastructure in Europe and/or elsewhere at significant expense.

Additionally, in the United States, federal, state, and local governments have enacted numerous data privacy and security laws, including data breach notification laws, personal data privacy laws, and consumer protection laws. The California Consumer Privacy Act of 2018 (CCPA) imposes obligations on businesses to which it applies. These obligations include, but are not limited to, providing specific disclosures in privacy notices and affording California residents certain rights related to their personal data. The CCPA allows for statutory fines for noncompliance (up to $7,500 per violation). In addition, it is anticipated that the California Privacy Rights Act of 2020 (CPRA), effective January 1, 2023, will expand the CCPA. For example, the CPRA establishes a new California Privacy Protection Agency to implement and enforce the CPRA, which could increase the risk of an enforcement action. Other states have enacted data privacy laws. For example, Virginia passed the Consumer Data Protection Act, and Colorado passed the Colorado Privacy Act, both of which differ from the CPRA and become effective in 2023. If we become subject to new data privacy laws, at the state level, the risk of enforcement action against us could increase because we may become subject to additional obligations, and the number of individuals or entities that can initiate actions against us may increase (including individuals, via a private right of action, and state actors). In addition, data privacy and security laws have been proposed at the federal, state, and local levels in recent years, which could further complicate compliance efforts.

Our obligations related to data privacy and security are quickly changing in an increasingly stringent fashion, creating some uncertainty as to the effective future legal framework. Additionally, these obligations may be subject to differing applications and interpretations, which may be inconsistent or in conflict among jurisdictions. Preparing for and complying with these obligations requires us to devote significant resources (including, without limitation, financial and time-related resources). These obligations may necessitate changes to our information technologies, systems, and practices and to those of any third parties that process personal data on our behalf. In addition, these obligations may require us to change our business model. Collectively, these laws may increase our compliance costs and potential liability. Although we endeavor to comply with our published policies, other documentation, and all applicable privacy and security laws, we may at times fail to do so or may be perceived to have failed to do so. Moreover, despite our efforts, our personnel or third parties upon whom we rely may fail to comply with such obligations, which could negatively impact our business operations and compliance posture. For example, any failure by a third-party processor to comply with applicable law, regulations, or contractual obligations could result in adverse effects, including inability to operate our business and proceedings against us by governmental entities or others. If we fail, or are perceived to have failed, to address or comply with obligations related to data privacy and security, we could face government enforcement actions that could include investigations, fines, penalties, audits and inspections; additional reporting requirements and/or oversight; temporary or permanent bans on all or some processing of personal data; orders to destroy or not use personal data; and imprisonment of company officials. Further, individuals or other

relevant stakeholders could sue us for our actual or perceived failure to comply with our data privacy and security obligations, including, without limitation, in class action litigation. Any of these events could have a material adverse effect on our reputation, business, or financial condition, and could lead to a loss of actual or prospective customers, collaborators or partners; interrupt or stop clinical trials; result in an inability to process personal data or to operate in certain jurisdictions; limit our ability to develop or commercialize our products; or require us to revise or restructure our operations. Moreover, such suits, even if we are not found liable, could be expensive and time-consuming to defend and could result in adverse publicity that could harm our business or have other material adverse effects. Additionally, we expect that there will continue to be new proposed laws and regulations concerning data privacy and security, and we cannot yet determine the impact such future laws, regulations and standards may have on our business.

Risks Related to the Securities Markets and Ownership of our Equity Securities

Kevin McFarlane will continue to beneficially own a significant percentage of the voting power of our common stock and will be able to exert significant control over matters subject to shareholder approval.

Prior to the Offering, Kevin McFarlane beneficially owns approximately 70% of our total voting power by virtue of his beneficial ownership of Class B Common Stock. This share ownership permits Mr. McFarlane to exert control over the outcome of stockholder votes, including votes concerning the election of directors, by-law amendments, possible mergers, corporate control contests and other significant corporate transactions. The interests of Mr. McFarlane may not always coincide with our corporate interests or the interests of other shareholders, and he may act in a manner with which you may not agree or that may not be in the best interests of our other shareholders. So long as Mr. McFarlane continues to beneficially own a significant amount of our equity collectively and beneficially, he will continue to be able to strongly influence or effectively control our decisions.

We have not paid cash dividends in the past and do not expect to pay cash dividends in the foreseeable future. Any return on investment may be limited to the value of our common stock. We have never paid cash dividends on our capital stock and do not anticipate paying cash dividends on our capital stock in the foreseeable future. The payment of dividends on our capital stock will depend on our earnings, financial condition and other business and economic factors affecting us at such time as the board of directors may consider relevant. If we do not pay dividends, our common stock may be less valuable because a return on your investment will only occur if the common stock price appreciates.

Stockholders may experience significant dilution if future equity offerings are used to fund operations or acquire complementary businesses. If future operations or acquisitions are financed through the issuance of additional equity securities, stockholders could experience significant dilution. Securities issued in connection with future financing activities or potential acquisitions may have rights and preferences senior to the rights and preferences of our common stock. In addition, the issuance of shares of our common stock upon the exercise of outstanding options or warrants may result in dilution to our stockholders. Although the Series A Preferred Stock being sold in the Offering is senior to the common stock with respect to the payment of dividends and the rights to payments upon liquidation of the company, the Series A Preferred Stock is a non-voting preferred. If you were to convert your Shares to common stock to obtain voting rights, your rights to payments of dividends and to receive payments upon liquidation could be seriously impaired by future dilution.

The Offering price for the Shares has been determined by the company rather than any of the investors. The price of the Shares was determined by the company. The price of the Shares and the terms of the Shares do not necessarily bear any relationship to established valuation criteria such as earnings, book value or assets. Rather, the $10.00 Offering price of the Shares was derived based upon the Shares having a set $1.00 dividend per share per annum and the determination of the company's board of directors that that dividend represent a 10% rate of return per annum on the amount invested. This price does not necessarily accurately reflect the actual value of the Shares or the price that may be realized upon disposition of the Shares.

Investors may not realize a return on their investment and could lose their entire investment. Investing in the Shares is highly speculative and involves a high degree of risk. There can be no assurance that investors will realize any return on their investment. Investors should not invest in the Shares unless they are prepared to lose all or part of their investment.

Subsequent offerings or potential recapitalizations of the company's capital stock below the price or on terms better than the Shares may adversely affect the market price of the company's capital stock and may make it difficult for the company to continue to sell Shares or securities. If the company makes one or more subsequent offerings or recapitalizations of its capital stock at a price below the price or on terms otherwise better than those awarded to the Shares, it could potentially create a benchmark price below the price and could proportionately reduce the relative attractiveness of the Shares to investors or could otherwise adversely impact the ability of the company to sell the Shares or other equity securities. This may in turn impact on the rights of the securities and could adversely affect the market price of the company's capital stock, and may make it difficult for the company to continue to sell Shares or other equity securities.

The company may apply the proceeds of this Offering to uses for which you may disagree. We will have broad discretion as to how to spend the proceeds from this and may spend these proceeds in ways in which you may not agree. We currently intend to use the proceeds of this offering as described in "Use of Proceeds". While we expect to use the proceeds of this offering as described in this memorandum, we may use our remaining cash for other purposes. There can be no assurance that any investment of the proceeds will yield a favorable return, or any return at all.

Investors in this Offering will be required to hold their securities in a custodial account and enter into a custody account agreement under which the company will incur an annual account fee. The company will not close on an investment and issue shares to any investor that fails to establish a custody account. Investors in this Offering will be required to establish a custody account with North Capital Private Securities Corporation (in such capacity, the "Custodian") which will also serve as the Escrow Facilitator. Documentation related to the opening of such an account and the terms and conditions of each investor's account (the "Custodial Account Documents") will be presented to, and executed simultaneously with, an investor's execution and submission of that investor's subscription agreement for this Offering. Provided its subscription for Shares is accepted by the company, the Custodian will contact each investor to provide login credentials by which such investor may view and manage its custodial account. If an investor fails to approve the account opening documents, then such investment will be rejected by the company and such investor's funds will be returned. See "Investing Process" for more information. By agreeing to and entering into the Custodial Account Documents, an investor agrees that all Series A Preferred Stock of the company acquired by such investor in the Offering will be held in that investor's account with the Custodian and that the Custodian will be recognized on the company's stock register as the holder of record of such securities. Investors will be recorded on the Custodian's books as "beneficial owners" of the securities. Those beneficial owners will need to issue instructions to the Custodian to transfer, buy, sell, or make any elections with respect to any of their securities held in the custody account. In the event an investor makes changes to its custodial account, including but not limited to transfers, purchases or sales of the securities held in that account, the investor may be required to pay certain transaction fees to the Custodian, as indicated in the Custodial Account Documents.

The subscription agreement has a forum selection provision that requires disputes be resolved in state or federal courts in the State of Utah, regardless of convenience or cost to you, the investor. In order to invest in this offering, investors agree to resolve disputes arising under the subscription agreement in state courts located in the State of Utah located in Salt Lake County, for the purpose of any suit, action or other proceeding arising out of or based upon the agreement. Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. We believe that the exclusive forum provision applies to claims arising under the Securities Act, but there is uncertainty as to whether a court would enforce such a provision in this context. Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. As a result, the exclusive forum provision will not apply to suits brought to enforce any duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. You will not be deemed to have waived the company's compliance with the federal securities laws and the rules and regulations thereunder. This forum selection provision may limit your ability to obtain a favorable judicial forum for disputes with us. Alternatively, if a court were to find the provision inapplicable to, or unenforceable in an action, we may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect our business, financial condition or results of operations.

DIRECTORS, EXECUTIVE OFFICERS, AND EMPLOYEES

The company's executive officers, directors and significant employees are as follows:

Name	Position	Age	Term of Office (if indefinite, give date appointed)*	Approximate hours per week (if part-time)/full-time
Executive Officers:				
Jonathan Flicker	CEO	60	February 2024 to Present	Full-time
Joseph Voyticky	Executive Chairman	56	February 2024 to Present	Full-time
James Stevralia	President	74	February 2010 to Present	Full-time
Keenyn McFarlane	CFO	52	October 2021 to Present	30
Michael Szczesny	COO	40	September 2007 to Present	Full-time
Directors:				
Joseph Voyticky	Executive Chairman	56	February 2023 to Present	
James Stevralia	Director	74	February 2023 to Present	
Keenyn McFarlane	Director	52	February 2023 to Present	

* Date reflects time of service since inception of the Predecessor.

Jonathan Flicker – Chief Executive Officer ("CEO")

Jonathan Flicker is the CEO of Max International, having assumed these responsibilities in February, 2024. He has extensive experience as an executive officer with a focus on creating, leading, and building companies in both an executive and organizational team environment, and long-term experience in service and product development within healthcare, health & wellness, consumer packaged goods and food/beverage industries. Prior to joining Max, starting in September 2020, Jonathan was a Managing Partner of Union Street Joint Ventures, LLC, where he specialized in marketing, product development, channel structure, operations, sales and customer facing efforts. From 2016 to September 2020, Jonathan served as CEO and Vice-Chairman of Orthology Inc., a division of UnitedHealth Group Incorporated, where he oversaw the building of a management team focused on increasing the profitability of that company. Immediately prior to his position at Orthology Inc., Jonathan served as Executive in Residence at UnitedHealth Care Ventures where he developed go-to-market strategies and business plans for several healthcare and wellness related businesses. From 2010 through 2015, Jonathan worked with Baird Private Equity where he served as CEO of New Vitality, a direct-to-consumer leader in the health, wellness and nutritional supplementation industry with offices in New York, Los Angeles, Netanya Israel, Sydney and Shanghai and distribution into 35 countries around the world. From 2002 through 2010, Jonathan was EVP of Marketing, Product and Campaign Development at Guthy-Renker Corporation which is one of the largest direct response marketing company in the world with operations in more than 20 countries focused on the personal care, fitness, intellectual property and nutrition markets. Jonathan has also had executive positions and extensive line management responsibility in finance, marketing, operations and sales management in a number of additional companies including Bertelesman GmBH, Time-Warner and National Geographic.

Joseph Voyticky – Executive Chairman of the Board

Joe previously served as the CEO of the company from January 2012 to February 2024. He has served as Executive Chairman since February 2024. Prior to joining Max International, Joe spent the majority of his career working in New York with internationally recognized firms as a corporate finance attorney. From 1995 to 1997, he was an associate at Hunton & Williams; from 1997 to 2002 he was an associate attorney at Mayer Brown; from 2002 to 2004, he was an associate attorney at Bingham McCutchen; from 2004-2007 he was Of Counsel at Allen & Overy and from 2007 to 2009, he was Of Counsel at Troutman Pepper. His former law practice encompassed structured finance, securitizations, leveraged lease finance, and mergers and acquisitions. While at Troutman Pepper (fka Pepper Hamilton) and prior to joining Max International, Joe worked as outside counsel to the company on several of its key 2009 initiatives including its acquisitions and its international expansion. Joe has managed Max International's expansion and has spearheaded its focus on healthcare professionals. He is a graduate of Union College (B.A.) and Harvard Law School (J.D.).

James "Jim" Stevralia – President and Director

Jim joined Max International as President and Director in January 2012 and February 2022, respectively. Prior to joining Max International, he was a partner in the law firm of Troutman Pepper from July 2007 to February 2010. From 1985 to 2007 he was a tax partner in Squadron, Ellenoff, Plesent & Sheinfeld, which became Hogan & Hartson in 2012. Over his career he has worked with major clients including Vivendi SA, News Corp. and Capgemini America Inc. Jim's background and senior level relationships strategically assist the company in addressing challenges as well as enhance operational efficiencies and build high performing, cross-functional teams. Among his other responsibilities with the company, Jim oversees Max International's relationships with foreign and domestic business regulators. Jim graduated from Villanova University in Pennsylvania with a Bachelor of Electrical Engineering, then received his law degree from Fordham University and an L.L.M. from NYU.

Keenyn McFarlane – Chief Financial Officer ("CFO") and Director

Mr. McFarlane has served as a CFO for several privately held companies, such as DomiDocs Inc. from 2020 to 2023 and non-profit organizations, including the YMCA in Brockton, MA from 2013 to 2016, as a senior executive in the US federal government from 2007 to 2010 within the Department of Homeland Security and the Department of Justice, and as a cabinet-level administrator in higher education with Brandeis University from 2010 to 2012. McFarlane is the CFO with Max International and is a dynamic and agile business leader with more than two decades of professionally developed leadership, strategic, financial, operations, and interpersonal skills. In several CFO roles, he has been responsible for the delivery of comprehensive finance, information technology, human resource management and facilities management functions. The breadth of his experience consists of traditional CFO responsibilities of accounting and audit, budgeting and resource planning, risk management and insurance, tax and compliance, asset management, treasury services and capital investment, and also includes program design and evaluation, facilities and construction management, security operations and business continuity planning, marketing, philanthropy and resource development and enterprise strategic planning. He has provided leadership to the full spectrum of financial management disciplines as well as to fundraising, human resources, information technology and facilities management, communications, marketing and public relations.

Mr. McFarlane has lectured in Economics and Management as a member of the adjunct faculty at Emmanuel College in Boston from 2005 to 2013. He served on the Board of the National Blood Foundation Research and Education Trust from 2015 to 2021 and was a Posse Foundation Career Coach from 2015 to 2019. He attended Brown University, and later earned a B.A. in Economics from the University of Massachusetts and an M.B.A. from Bentley University.

Michael "Mike" Szczesny – Chief Operating Officer.

With nearly 17 years in the network marketing industry, all of which has been with the company, Mike has served an integral role in all commission distributions at Max International. Mike works closely with international expansion, distribution, purchasing, manufacturing, distributor services and commissions to oversee all aspects of product manufacturing and delivery. Mike began working at Max International shortly before it began its commercial operations in September 2007 and has been with the company his entire career. Mike was made Chief Operating Officer of the company, effective June 10, 2024, having previously been the company's Vice President of Operations.

OWNERSHIP AND CAPITAL STRUCTURE

Ownership

The following table displays, as of the date of this Offering Memorandum, the voting securities beneficially owned by (1) any individual director or officer who beneficially owns more than 10% of any class of our capital stock, (2) all executive officers and directors as a group and (3) any other holder who beneficially owns more than 10% of any class of our capital stock:

Name and address of beneficial owner (1)	Title of Class	Amount and nature of beneficial ownership	Percent of class
Kevin McFarlane (2)	Class B Common Stock	4,201,718 shares	70.0%
Venerable Holdings (3)	Class B Common Stock	4,201,718 shares	70.0%
Joseph Voyticky (4)	Class B Common Stock	763,949 shares	12.7%
James Stevralia (5)	Class B Common Stock	763,949 shares	12.7%
Directors and Officers as a Group (3 people)	Class B Common Stock	1,527,898 shares	25.5%

(1) The address for all beneficial owners is the company's address, 1240B E Stringham Ave #1037, Salt Lake City, UT 84106.
(2) Represents Kevin McFarlane's beneficial and voting interest in Venerable Holdings. Venerable Holdings indirectly holds a 73.33% ownership interest in To the Max, which itself directly holds 5,729,616 shares of Class B Common Stock of the company and 256,931 shares of its Series A Preferred Stock. Venerable Holdings also indirectly holds another 1,114,659 shares of Series A Preferred Stock held by its wholly owned subsidiary Max Contract Acquisition Corp. Mr. McFarlane's interests in and control over Venerable Holdings arise both from his directly held 50% membership interest in Venerable Holdings as well as his being the sole trustee of the V3M Irrevocable Trust, which holds the remaining 50% of the membership interests in Venerable Holdings. See "Risk Factors – Risks Related to the Securities Markets and Ownership of our Equity Securities."
(3) Venerable Holdings indirectly holds a 73.33% ownership interest in To the Max, which itself directly holds 5,729,616 shares of Class B Common Stock of the company and 256,931 shares of its Series A Preferred Stock. Venerable Holdings also indirectly holds another 1,114,659 shares of Series A Preferred Stock held by its wholly owned subsidiary Max Contract Acquisition Corp. For the avoidance of doubt, these interests are the same as are listed as being held by Mr. Kevin McFarlane, who through his direct ownership of 50% of Venerable Holdings and his being the sole trustee of the V3M Irrevocable Trust (which owns the other 50% of Venerable Holdings) has sole voting control over these interests in Max International. See "Risk Factors – Risks Related to the Securities Markets and Ownership of our Equity Securities."
(4) Represents Mr. Voyticky's 13.33% ownership of To the Max, which directly owns 5,729,616 shares of Class B Common Stock in Max International.
(5) Represents Mr. Stevralia's 13.33% ownership of To the Max, which directly owns 5,729,616 shares of Class B Common Stock in Max International.

The following table describes our capital structure as of the date of this Offering Memorandum prior to the commencement of this offering under Regulation Crowdfunding:

Class of Equity	Authorized Limit	Issued and Outstanding	Committed, Not issued	Available
Class A Common Stock	75,000,000	0	0	75,000,000

Class B Common Stock	25,000,000	5,999,982	1,514,880 (1)	13,285,608
Series A Preferred Stock	5,000,000	1,361,483	222,221 (2)	2,965,645
Series B Preferred Stock	2,000,000	202,184	62,458 (3)	1,735,338
Other Undesignated Preferred Stock (4)	6,000,000	0	0	6,000,000

(1)   As of the date of this Offering Memorandum, the company is obligated to issue Class B Common Stock in the following amounts: (A) 314,880 shares under the Marketing Consultant Warrants and (B) the 1,200,000 shares under the CSA Warrant. This number does not include shares that must be issued if holders of notes issued in the Approved Note Offering elect to convert those notes into Class B Common Stock.

(2)   Represents 166,666 shares of Series A Preferred Stock to be issued under the Promotional and Sales Warrants and the 55,555 shares of Series A Preferred Stock to be issued under the UX Health Warrant

(3)   Represents the number of shares needed to satisfy dividend obligations on the Series B Preferred Stock outstanding prior to the Offering through the end of calendar year 2026, assuming the preferred stock is not converted or redeemed and that dividends are not otherwise paid in cash prior to that date. This number consists of 62,458 shares of Series B Preferred Stock that would be issued as a payment-in-kind of the dividends due on the Series B Preferred Stock for 2024 and 2025 (after which time the Series B Preferred Stock is required to be converted into Class A Common Stock or otherwise redeemed).

(4)   As of the date of this Offering Memorandum, the company's Board of Directors is authorized to designate the rights and preferences of new classes of preferred stock, in addition to the Series A Preferred Stock and Series B Preferred Stock.

USE OF PROCEEDS

The company anticipates using the proceeds from this offering in the following manner:

The estimate of the budget for offering costs is an estimate only and the actual offering costs may differ.

	Allocation After Offering Expenses for a $5,000,000 Raise	%	Allocation After Offering Expenses for a $50,000 Raise	%
Amount Raised	$ 5,000,000		$ 50,000	
Audit, Legal, state filings and printing fees	30,000	0.6%	30,000	60.0%
Credit Card Fees	125,000	2.5%	1,250	2.5%
Issuance Express Commission (1)	350,000	7.0%	3,500	7.0%
Other Marketing Fees (2)	150,000	3.0%	-	-
Subtotal of the Preceding Expenses (3)	655,000	13.1%	34,750	69.5%
Net Proceeds of Offering Available after Expenses	$ 4,345,000		$ 15,250	
Marketing (4)	1,500,000	30.0%	0	0.0%
Inventory (5)	2,000,000	40.0%	15,250	30.5%
General Corporate Purposes (6)	845,000	16.9%	0	0.0%
Total	4,345,000	100.0%	50,000	100.0%

(1) The Intermediary, Issuance Express, is entitled to receive a cash fee equal to 7.0% of the amount raised in this Offering.

(2) The "Other Marketing Fees" include all marketing fees expected to be paid, but not including the 7.0% fee payable to Issuance Express.

(3) Includes audit, legal, printing, and state filing fees, expected credit card fees and marketing fees and commissions associated with the Offering.

(4) Includes advertising and promotions, website development, expansion of our direct-to-consumer programs and growing our social media presence.

(5) The company intends to build its inventory in advance of its anticipated growth.

(6) The company notes that, to the extent money is allocated for "General Corporate Purposes," it may be used to pay wages and salaries, and to reimburse business expenses payable to company employees, including those obligations owed to officers and directors arising in the ordinary course of its business. The company has no plans or expectations with respect to increasing the salaries or other cash compensation over those paid in 2023 to its officers. Effective as of April 1, 2024, the company has authorized payments to its three serving directors of $127,500 per annum each (plus a tax gross up to cover the amounts of any social security taxes payable by the directors on such payments), payable monthly in arrears, which the company intends to pay from its regular operating cash flow and not from the proceeds of this Offering. As of the date of this Offering Memorandum, in addition to those other payments in the ordinary course that may arise in the future, the company owes its officers the sum of $105,591.20 as reimbursements for working capital costs paid by the company's officers on behalf of the company, which could be repaid to them from funds allocated to General Corporate Purposes.

The company reserves the right to change the use of proceeds at management's discretion.

This expected use of the net proceeds from this Offering represents our intentions based upon our current financial condition, results of operations, business plans and conditions. As of the date of this Offering Memorandum, we cannot predict with certainty all of the particular uses for the net proceeds to be received upon the closing of this offering or the amounts that we will actually spend on the uses set forth above. The amounts and timing of our actual expenditures may vary significantly depending on numerous factors. As a result, our management will retain broad discretion over the allocation of the net proceeds from this Offering and reserves the right to change the estimated allocation of net proceeds set forth above.

Pending our use of the net proceeds from this Offering, we may invest the net proceeds in a variety of capital preservation investments, including without limitation short-term, investment grade, interest bearing instruments and United States government securities and including investments in related parties. We may also use a portion of the net proceeds for the investment in strategic partnerships and possibly the acquisition of complementary businesses or assets, although we have no present commitments or agreements for any specific acquisitions or investments.

FINANCIAL DISCUSSION

Financial statements

Our financial statements can be found in Exhibit B to this Offering Memorandum. The financial statements were audited by Accell Audit & Compliance, PA for the year ended December 31, 2023 and by Squire & Company, P.C. for the years ended December 31, 2022 and December 31, 2021. The following discussion should be read in conjunction with our audited financial statements and the related notes included in this Offering Memorandum.

Overview

The company was founded on September 25, 2006 as Max International, LLC, (the "Predecessor"), a Utah limited liability company. In February 2007, we commenced operations in the glutathione nutraceutical market. The primary products that the company sells are nutritional and weight loss supplements.

The company believes its portfolio of patented technologies and its market position as a leader in glutathione research, development and distribution has enabled it to offer effective and cost-efficient glutathione boosting supplements. The company's nutraceutical products focus on supporting naturally occurring cellular function and communications, which are the primary indicators of overall health and vitality. Max International's product line is sold and distributed through: (i) direct-to-consumer ("DTC") via e-commerce; (ii) healthcare professionals; (iii) affiliate sales (influencers); (iv) retail sales; and (v) Sales Associates. These distribution channels are specifically focused on its core consumers which management believes to be baby boomers who are broadly focused on healthier lifestyles.

On February 16, 2023, we converted the Predecessor into a Utah corporation and changed our name to Max International, Inc., which is now our operating company. As a result, audited financial statements for the fiscal years ended December 31, 2023 and the Predecessor's audited financial statements for the fiscal year ended December 31, 2022 have been included in this Offering Memorandum, and the discussions regarding the company's business and financial condition are based, in part, on the Predecessor's operations and financial statements with respect to matters which occurred prior to February 16, 2023.

Components of Results of Operations

Revenue

Our revenues for the years presented consisted primarily of product sales. Product sales are recognized when products are shipped, which is when title passes to independent distributors who are the company's wholesale customers. Shipping and handling fees charged to distributors are included in total revenue. Sales tax and other transaction related taxes are excluded from revenue.

Cost of Sales

Our cost of sales for our products primarily consisted of the cost of materials that comprise our supplements, the mixing and preparation of our products and the packaging in which they are delivered. Cost of sales also includes fulfillment costs such as merchant fees, duties, and shipping and freight expenses. During the past three years, Cost of Sales were on average approximately 31% of revenue equating to $5.7 million in 2023, and $6.4 million in 2022.

Operating Expenses

We classify our operating expenses as distributor incentives, general and administrative expenses and research and development. The company classifies selling discounts and rebates as a reduction of revenue at the time a sale is recorded. Distributor incentives include commission payments made under the company's global sales compensation plan. Distributors earn commissions by arranging or facilitating a sale of commissionable product, with the ability to earn additional incentives for reaching volume objectives. General and Administrative expenses include the cost of labor as well as expenses for meetings, events, occupancy, professional services and other costs required to operate

the company. Research and Development costs are those incurred to establish new products, expand the efficacy or extend the life of existing products and explore market viability to enhance or broaden the company's global footprint.

Other Income (Expense)

We classify our other income (expense) as interest and other income (principally related to interest on Member Payables incurred by the Predecessor and the company's line of credit as well as a prior year income adjustment resulting from an inventory adjustments made in the Canadian subsidiary in 2022), depreciation, amortization, gain on forgiveness of notes payable that was related to the company's recapitalization, loss on foreign exchange, gain (loss) on disposal of property and equipment, interest expense and other miscellaneous expenses. Those miscellaneous expenses include expenses that do not arise as a result of our core business, but can sometimes be material in the aggregate, and were in management's opinion material in 2022, as discussed in greater detail below.

Year Ended December 31, 2023 Compared to Year Ended December 31, 2022

Results of Operations

The following tables set forth selected statements of operations data for the fiscal years indicated and such data as a percentage of total revenues. The historical results presented below are not necessarily indicative of the results that may be expected for any future period:

	Year ended December 31,	
	2023	2022
Revenue	$ 14,603,138	$ 25,464,199
Cost of Sales	5,720,486	6,394,965
Gross Profit	8,882,652	19,069,234
Operating Expenses:		
Distributor incentives	4,543,208	9,414,819
General and administrative	10,671,334	13,725,360
Research and development	448,000	480,450
Total operating expenses	15,662,542	23,620,629
Operating Income (Loss)	(6,779,890)	(4,551,395)
Other Income (Expense):		
Interest and other income	-	913,092
Gain on forgiveness of notes payable	-	-
Other expense	(224,755)	(1,125,975)
Loss on foreign exchange	(247,207)	(1,297,017)
Gain (loss) on disposal of assets	-	599,990
Interest expense	(1,654,629)	(890,513)
Total other income (expense)	(2,126,591)	(1,800,423)
Net Loss before Income Taxes	(8,906,481)	(6,351,818)

Income Tax Expense	140,160		(15,642)
Net Loss	(9,046,641)		(6,336,176)
Other Comprehensive Loss:			
Foreign currency translation adjustment	(1,757,827)		(2,292,467)
Comprehensive Loss	$ (10,804,468)	$	(4,043,709)

Revenues

The company's revenues for 2023 were $14.60 million. The company's revenues were primarily derived from product sales and ancillary revenue. The company's revenues are split between US and international sales 20% and 80% respectively. Preferred customers are those that typically use the products for their own consumption and comprise approximately 25% of total revenue. In the US, preferred customers comprise approximately 45% of sales.

Revenues for 2023 decreased by $10.9 million from $25.5 million for the year ended December 31, 2022, or by 42.7%. The decrease in revenue was due primarily to the company's strategic shift to focusing on its US business principally through e-commerce, retail and other direct-to-consumer channels. Results were also significantly affected by the inflationary environment that existed in many of its key markets which also presented unfavorable foreign exchange conditions that affected the value of the products being sold and the cash received upon sale. Supply chain disruptions in 2021 also had an adverse downstream impact on operations in 2022 and 2023.

Cost of Sales

Cost of sales for the year ended December 31, 2023 was $5.72 million, compared to $6.39 million for the year ended December 31, 2022, a decrease of 10.5%. The decrease in cost of sales was principally driven by reduced product and distribution costs stemming from lower sales when compared to the prior year.

Gross Profit (Loss)

The revenue and cost of sales described above resulted in a gross profit for the year ended December 31, 2023 of $8.88 million compared to $19.07 million for the year ended December 31, 2022.

As the business expands in line with our new direct to consumer strategy, management expects both gross profit and operating income to increase given the reduction of shipping costs associated with sending our products to international markets and the lower distribution costs associated with our DTC strategy. The company's plans to broaden its distribution channels, particularly in the US, were accelerated out of necessity as COVID-19 lockdowns largely shut down person-to-person sales in its core markets globally from March 2020 until March 2022. Subsequently, many of the company's international markets have been constrained by high inflation and limited access to foreign currency. As a result, the company has begun the rapid deployment of its e-commerce and direct-to-consumer delivery hiring personnel with established track records of marketing products within the US supplement market.

Operating Expenses

Total operating expenses for the year ended December 31, 2023 were $15.66 million compared to $23.62 million for the year ended December 31, 2022. In 2023, commissions and incentives comprised 31.1% of revenues, a decrease of 5.9% from the prior year, which was primarily driven by lower revenue due to global macroeconomic conditions. In addition, general and administrative expenses decreased significantly from $14.21 million to $11.12 million, a 21.7% decrease from the prior year as the company executed on its planned contraction of its global physical footprint, including moving the company's headquarters to a smaller office more conducive to the post-pandemic norms of increased remote-working. The company also experienced lower technology and consulting expenses. As noted, total

general and administrative expenses for the year ended December 31, 2023 were $11.12 million compared to $14.21 million for the year ended December 31, 2022.

Operating Income

For the year ended December 31, 2023, Max International had an operating loss of $6.78 million compared to the operating loss of $4.55 million for the year ended December 31, 2022.

Other Income/(Expense), Net

| | Year ended December 31, | |
	2023	2022
Interest and other income	-	$913,092
Gain on forgiveness of notes payable	-	-
Misc. other expense	$(224,755)	$(1,125,975)
Loss on foreign exchange	$(247,207)	$(1,297,017)
Gain (loss) on disposal of assets	-	$599,990
Interest expense	$(1,654,629)	$(890,513)
Total other income (expense)	$(2,126,591)	$(1,800,423)

"Misc. other expense" reflects activity related to non-capitalized costs not associated with core business operations. For the year ended December 31, 2023, the $0.59 million decrease in such expenses as compared to the same period in 2022 arose from fewer extraordinary and non-recurring expenses, and included activity such as: approximately $0.25 million in expenses to engage the producers for the Going Public Show, $0.27 million relating to the company's breaking of its office lease, $0.02 million in moving expenses to a new office space, $0.33 million in legal and professional fees related to various transactions and amendments to contracts pursued by the company in 2023.

Interest expense reflects the interest associated with the EWB Loan Facility, on the company's loan from the Small Business Administration ("SBA Loan") and accrued on Member Payables of our Predecessor. This interest on the EWB Loan Facility and SBA Loan amounted to approximately $0.36 million in 2023 and $0.41 million in 2022. The remaining interest expense amounts in both periods reflect interest accrued on outstanding Member Payables in 2023 and 2022.

Net Income (Loss)

As a result of the foregoing, prior to adjustment for foreign currency translations, the company experienced a net loss of $9.05 million in 2023, compared to a net loss of $6.34 million in 2022.

Notes Payable – Related Parties

Prior to its conversion to a corporation, when needed to fund the company's operations, loans were made to the Predecessor by individuals or entities who directly or indirectly held an ownership interest in the Predecessor (and, following the Predecessor's conversion to a corporation, now hold Class B Common Stock in the company). The loans had varying inception dates, principal amounts, interest rates and maturities and principal balances of $4.13 million and $9.67 million as of December 31, 2023 and December 31, 2022, respectively. These notes payable include the Converted Member Payables in addition to other amounts owed to those now shareholders. The remaining notes payables not being converted to equity are described below. The accrued interest on the amounts owed on those loans was $0.18 million and $4.91 million as of December 31, 2023 and December 31, 2022, respectively. As of the date of this Offering Memorandum, the company converted the Converted Member Payables to Series A Preferred Stock. The Converted Member Payables collectively represented $8.59 million of the principal balances of the member payables otherwise outstanding immediately prior to the conversion, with such amounts no longer owing or outstanding following the conversion. The conversion of these amounts is described in more detail under "Related Party Transactions".

The other outstanding amounts owed to members which have not been converted into equity consist of the following loans made in 2022: (i) $0.32 million in loans made to the company made by Mully's Max Mob, LLC, an affiliate of the company's controlling member, Kevin McFarlane, and (ii) $0.74 million in loans made to the company by Joseph Voyticky, the company's Executive Chairman of the Board and former CEO (the "Specified 2022 Payables"). The Specified 2022 Payables were assigned by Mr. Voyticky to the V3M Irrevocable Trust as of July 3, 2023. Kevin McFarlane is the trustee of the V3M Irrevocable Trust, and, together with Mr. McFarlane's other interests in the company, he holds beneficial ownership of and control over approximately 70.0% of the voting equity interests in the company as of the date of this Offering Memorandum. The V3M Irrevocable Trust has also, in anticipation of the transactions contemplated by the Trust Term Sheet (as defined the "Related Party Transactions" section of this Offering Memorandum), extended loans directly to the company in the amount of approximately $1.00 million in various instalments between May and December of 2023 (the "Specified 2023 Payables") which have also been recorded by the company as Note Payables in those months. The terms of the Trust Term Sheet were later amended and superseded in March of 2024 by the terms of the more formal Trust License (as defined the "Related Party Transactions" section of this Offering Memorandum), the terms of which are described in more detail under "Related Party Transactions".

Pursuant to the Trust Term Sheet and the later Trust License, the company has agreed, among other matters, to roll the Specified 2022 Payables and Specified 2023 Payables and accrued interest payable with respect to each, into a new promissory note bearing interest at a rate of 15% per annum and otherwise on the same terms as the notes to be issued under the Approved Note Offering. This note will reduce the amount to be issued under the Approved Note Offering. For more information on the Approved Note Offering and the terms of the notes issued under it, see "Financial Discussion – Liquidity and Capital Resources – Credit Facilities and Replacement Debt".

Effect of Conversion of the Converted Member Payables

As a key component of this Offering and a demonstration of the company's owners' continued commitment to the financial success of Max International, the company has converted approximately $8.59 million of its outstanding member payables plus accrued interest to Series A Preferred Stock. For more details on these Member Payables and the conversion to Series A Preferred Stock, see the "Related Party Transactions" section of this Offering Memorandum.

Despite this conversion of debt to equity, the company's debt to asset ratio increased from 3.24 to 3.48 and the total debt as a percentage of total liabilities decreased from 2.2% to 1.0% .

Liquidity and Capital Resources

Historical Cash Flows for the Years ended December 31, 2021 through 2023

The table below, for the periods indicated, provides selected cash flow information:

	Year ended December 31,	
	2023	2022
Net cash used in operating activities	$(1,378,699)	$(6,061,479)
Net cash used in investing activities	$(390,995)	$1,065,640
Net cash provided by financing activities	$3,532,916	$584,434
Net change in cash and cash equivalents	$5,395	$(1,698,883)

Net Cash Used by Operating Activities

Cash provided by operating activities was impacted by lower sales revenue and a lag in the corresponding decrease in selling expenses and overhead expenses in 2023. The change in accrued expenses is related to interest incurred on debt, an increase in sales commissions earned and not yet paid, and typical withholdings for personnel and sales related taxes. In 2023, there was no similar gain in operating cash as had occurred in 2022 with the gain on the sale of the intangible asset is related to the domain name max.com. Inventory is a significant user of cash as supply chain disruptions with key vendors continue to affect the company's ability to secure inventory on a timely basis. Inventories consist primarily of nutritional products held for resale and are stated at the lower of cost or market, using the first-in, first-out method.

Net cash used in operating activities was approximately $1.38 million for the year ended December 31, 2023. Net cash used in operating activities were part of the net loss of $9.05 million, offset by changes in depreciation and amortization relating to intellectual property, software and fixed assets and prepaid expenses and other current assets. The Company has made (pre)payments for insurance, inventory, taxes, event fees, and other deposits that will be received, consumed or used in a future period. Fixed assets such as Property and equipment are recorded at cost and depreciated using the straight-line method over the following estimated useful lives Depreciation and amortization of totaled $0.78 million and $0.48 million as of December 31, 2023 and 2022, respectively.

Net Cash Used in Investing Activities

Max's primary investing activities have been in furtherance of opening new markets in Kenya, Mexico, and Dubai during the most recent year. In addition, the proceeds from the sale of the max.com domain name was a significant contributor to cash from investing activities in 2022.

Net cash used in investing activities for the year ended December 31, 2023 was approximately $0.39 million compared to $1.07 million provided for use in prior year.

Net Cash Provided by Financing Activities

Our financing activities have consisted primarily of raising proceeds through note issuances, members payables and later notes issued to existing investors, net of repayment of members payable, and member contributions.

Net cash provided by financing activities was approximately $3.53 million for the year ended December 31, 2023, primarily driven by net proceeds from notes payable from existing shareholders and their affiliates, and net proceeds from the issuance of notes, and member contributions.

Credit Facilities and Replacement Debt

In December 2021, the company entered into an Amended and Restated Loan and Security Agreement with East West Bank, which allowed for advances to be drawn in amounts totaling up to $7.0 million (the "EWB Loan Facility"). To The Max Investment, LLC and Mully's Max Mob LLC, as well as the company's subsidiaries (excluding its foreign subsidiaries), act as guarantors under the EWB Loan Facility.

In connection with the EWB Loan Facility, Max Contract Acquisition Corp, and To The Max Investment, LLC, entered into a Subordination Agreement dated October 29, 2021, subordinating the debts held by Max Contract Acquisition Corp. and To The Max Investment, LLC to the obligations of Max International under the EWB Loan Facility. As a condition of the EWB Loan Facility, Venerable Holdings, LLC, our majority shareholder, contributed $2.0 million of cash to Max International's balance sheet. The company was also required to pledge certain of its intellectual property as security.

Each advance bore interest at a rate equal to the greater of (i) 3.50% above the prime rate and (ii) 6.50% as most recently announced by East West Bank. As of December 31, 2023, the outstanding principal under the EWB Loan Facility was $3.2 million. Although the EWB Loan Facility matured on June 30, 2023, the company did not pay off the outstanding principal balance on that date and the company was late in delivering its 2022 and 2023 annual audits to East West Bank in the time frame required. While the company has not received a waiver from East West Bank of

its defaults, we are in discussions with them to receive an extension on the maturity date and East West Bank has not taken action to limit the company's access to its bank accounts held with East West Bank or otherwise enforce remedies against the company. Nonetheless, East West Bank has the right to pursue remedies against the company, including enforcing its liens on the company's business assets (including the company's primary operating bank account) at any time. See our second risk factor under "Risk Factors – Risks Related to our company and our Business, headed "Amounts owed under our EWB Loan Facility, our primary credit facility, are currently past due."

Management intends to replace the EWB Loan Facility with a new financing in the form of an alternate bank or institutional financing (an "Alternate Bank Facility"), amounts raised under the Approved Note Offering and new offerings of securities outside the current Offering.

There are outstanding as of June 30, 2024, or the company is obligated to issue, notes with an aggregate principal amount of $6.62 million under the Approved Note Offering.

Small Business Administration's "Paycheck Protection Program" (PPP)

During April 2020 the company received a loan in the amount of $0.8 million via the Small Business Administration's ("SBA") "Paycheck Protection Program" ("PPP"). During January 2021, the company received a second loan in the amount of $0.8 million. All the proceeds of the PPP Loans were used by the company to pay eligible payroll costs and the company maintained its headcount and otherwise complied with the terms of the PPP Loans. During 2021, the company received debt forgiveness of all principal and interest payments for the PPP loans totalling $1.6 million. No such PPP loans were taken out in 2022 or 2023. The note payable with the Small Business Administration requires monthly principal and interest payments of $731, interest at 3.75%, and matures August 2050. The balance of the note payable was $0.15 million at December 31, 2023 and 2022.

Other Changes Affecting Max International

Engagement of New Audit Firm

On January 22, 2024, the company engaged Accell Audit & Compliance, PA to serve as its auditor for the fiscal year ended December 31, 2023, and began working on the yearly audit for that period.

Marketing Services Agreement with Carroll Street AdVentures, LLC

The company entered into an agreement, dated as of February 1, 2024, with Carroll Street AdVentures, LLC ("CSA") under which CSA will provide advertising and marketing services to the company to assist in the growth of its DTC and retail businesses the "Marketing Services Agreement"). Under the terms of the Marketing Services Agreement, CSA will be entitled to receive as compensation, during the term of the Agreement (described below): (i) a monthly fee equal to up to 8% of the company's gross monthly revenues, provided that so long as the company is operating a monthly net loss, this fee will be capped at no more than $50,000 per month and during that period the fee will accrue rather than being payable in cash; (ii) the CSA Warrant; (iii) payments equal to 10% of any commissions earned by Mully's Max Mob, LLC, a distributor of the company's products which is beneficially owned by Kevin McFarlane (the company's controlling shareholder), Joseph Voyticky (the Executive Chairman of the company's board of directors) and James Stevralia (the President of the company); (iv) the right to set up CSA's own distributors of company products immediately subordinate to Mully's Max Mob under the company's distributor compensation plan as in effect from time to time; and (v) discretionary bonuses and the company's Board of Directors may authorize. The foregoing cash fees will be subject to a reduction by the amount the company pays to Jonathan Flicker (the company's Chief Executive Officer) or that it pays to any officers that are being hired by Max to perform similar marketing services at the direction of CSA. The Marketing Services Agreement is limited to an initial six month term, but is automatically renewable for additional six-month periods unless either party provides a notice of non-renewal to the other, each in its own discretion.

Trend Information

In 2020, the health and wellness industry generated revenue of $4.4 trillion, despite a year marked by global disruptions in consumer spending and supply chain.[2] The global wellness economy is projected to grow at a robust rate of 9.9% annually for the next five years with the dietary supplement segment projected to reach $327.4 billion by 2030. [3, 4] Industry growth is largely being driven by an aging population, increased consumer focus on living healthier lifestyles and effective marketing being carried out by clinical research and the subsequent media coverage.

One of our primary goals at Max International is to add customers in the United States through our recently relaunched website, Livemax.com, while supporting our Sales Associates internationally. There has been growth in the DTC business model due to the recent COVID-19 pandemic; as people in the United States were forced to stay home during the pandemic, more and more consumers became accustomed and open to the idea of purchasing products via the internet and through DTC companies. This trend may abate somewhat due to the opening of the economy, but changing consumer behavior that is open to online shopping may also be here to stay.

Max International's plans to broaden its distribution channels, particularly in the U.S., were accelerated out of necessity as COVID-19 lockdowns largely shut down person-to-person sales in its core markets globally from March 2020 until March 2022. As a result, Max International began the rapid development of its e-commerce delivery while increasing its marketing to third-party affiliates with established track records of distributing to segments of the United States supplement market.

In addition to the e-commerce channel, Max International has also repositioned its business in the U.S. and in other developed markets to focus on healthcare practitioners and pharmacies. Pharmacies specifically are the largest gateway of the market and contribute to almost 40% of sales achieved, or $65 billion annually.[5] However, driven by convenience factors, the popularity of e-commerce platforms as a nutritional product sales channel is growing rapidly. This distribution channel is projected to grow at an annual rate of 9.6% through 2032.[6]

Globally, there is a significant opportunity to address chronic health issues that are not being treated in the traditional healthcare system due to rising healthcare costs. These costs are rising faster than the GDP in the United States, for instance,[7] and the World Health Organization ("WHO") predicts a shortage of 18 million health workers by 2030[8] as the global health system continues to struggle to afford the professionals that are and will be required to provide the requisite care. We believe that most non-communicable diseases can be prevented through proper nutrition, exercise, and lifestyle habits which most people can manage on their own. At $4.4 trillion at last reporting, the health and wellness industry is more than half the size of all global spending on healthcare and will continue to grow as it fills in the gaps left by traditional healthcare.[9,10]

In the United States, one of the most significant drivers increasing the use of dietary supplements is the aging of the American population.[11] Baby-boomers, Americans born between 1946 and 1964, are universally fighting the effects of aging. In 1996, the first wave of boomers turned 50 and by 2030 everyone in this generation will be over the age

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[2] Global Wellness Institute; The Global Wellness Economy: Looking Beyond COVID, December 2021

[3] Global Wellness Institute; The Global Wellness Economy: Looking Beyond COVID, December 2021

[4] https://www.grandviewresearch.com/industry-analysis/dietary-supplements-market

[5] https://www.futuremarketinsights.com/reports/dietary-supplements-market

[6] https://www.futuremarketinsights.com/reports/dietary-supplements-market

[7] Centers for Medicare and Medicaid Services, https://www.cms.gov/Research-Statistics-Data-and-Systems/Statistics-Trends-and-Reports/NationalHealthExpendData/NHE-Fact-Sheet

[8] World Health Organization 2022, "Global Health and Care Worker Compact," https://cdn.who.int/media/docs/default-source/health-workforce/global-health-care-worker-compact.pdf?sfvrsn=5547f5c7_3&download=true

[9] Global Wellness Institute; The Global Wellness Economy: Looking Beyond COVID, December 2021

[10] Lancet.com, "National Spending on Health by Source for 184 Countries between 2013 and 2040" June 18, 2016

[11] https://www.grandviewresearch.com/industry-analysis/dietary-supplements-market

of 65. There are currently 73 million boomers making them the second largest age group after millennials, born from 1982 to 2000.[12]

Although the current generation is aging, we believe they are aging very differently than previous generations. It is not unheard-of for today's retirees start businesses, complete triathlons and travel widely. We also believe they often have a heightened desire to stay in shape longer and this has fueled an interest in their health and how it can be maintained. This generation is responsible for 70% of all disposable income and are expected to increase their spending by 58% over the next 15 years.[13] A significant amount of this spending is expected to focus on improving their health and quality of life. This trend is not unique to the United States as WHO predicts the 60+ population will nearly double globally by 2050 growing from 12 percent of the world's population to 22 percent over that time period.[14]

With the rising costs of the U.S. healthcare system, which totaled approximately $3.8 trillion in 2019 or $11,582 per person,[15] individuals are increasingly turning to preventative self-care measures. Self-care is the rising trend whereby consumers take control of their own health by utilizing OTC products, nutritional supplements, alternative care, and/or adopting healthier lifestyles. Education and income are driving the growth of this trend as there is a high correlation between these two factors and the use of self-care practices. Aging generations are also expected to adopt self-care measures as healthcare costs increase with age due to the frequency of disease.

Notwithstanding the positive macroeconomic trends driving our industry, the COVID-19 pandemic slowed purchasing on the demand side, and then worked its way through our supply chain. We scaled our workforce down to all but essential workers in an effort to conserve cash. Also, it was thought the pandemic would likely last through the summer of 2020, and it is still impacting the industry in the beginning of 2023. We have used the time to re-tool our management group and focused on increasing our customer base through our Livemax.com ecommerce site.

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[12] The United States Census Bureau, https://www.census.gov/library/stories/2019/12/by-2030-all-baby-boomers-will-be-age-65-or-older.html
[13] Nielsen, "BoomAgers: A Thought Leadership Collaboration," 2012
[14] https://www.who.int/news-room/fact-sheets/detail/ageing-and-health
[15] Lancet.com, "National Spending on Health by Source for 184 Countries between 2013 and 2040" June 18, 2016

RELATED PARTY TRANSACTIONS

Venerable Holdings indirectly owns 70% of Max International by virtue of its 73% ownership of To the Max, a Delaware limited liability company, which owns approximately 95.49% of Max International. Venerable Holdings provides consulting services related to business development and strategic planning for the company under an Advisory and Consulting Services Agreement, dated as of January 1, 2022, made with the company (the "Venerable Consulting Agreement"). Under the Venerable Consulting Agreement, Venerable Holdings is entitled to a monthly fee of $40,000, which will increase to $75,000 per month in the event the company is successful in generating $500,000 in EBITDA per month. The agreement permits and Venerable Holdings has agreed to defer payments of this monthly fee, none of which payments have been made to date. As of December 31, 2023, the total amount of monthly fees accrued and unpaid was approximately $0.96 million.

As of the date of this Offering Memorandum, the CFO responsibilities at Max International have been outsourced to Keenyn McFarlane pursuant to a Professional Services Agreement, dated October 1, 2021, as amended. Keenyn McFarlane is the brother of Kevin McFarlane, the founder of Venerable Holdings. Mr. McFarlane is compensated in an amount equal to $13,812.50 per month.

During 2013, Mully's Max Mob LLC, a Delaware limited liability company ("Mully's Max Mob"), began acting as a Sales Associate of the company, meaning that Mully's Max Mob is entitled to payments from the company of commissions and incentives related to sales of the company's products and the introduction of new potential customers on substantially the same terms as are offered by the company to its Sales Associates pursuant to a compensation policy established and periodically updated by the company. At the time it became a Sales Associate and until October 2021, Mully's Max Mob was 77.64% owned by the same former member (the "Prior Controlling Member") of Max International from whom Venerable Holdings acquired its controlling interest, with minority ownership interests in Mully's Max Mob of 11.18% being owned directly and indirectly by Joseph Voyticky and the remaining 11.18% owned directly and indirectly by James Stevralia. In October 2021, at the same time it acquired its controlling interests in the company, Venerable Holdings indirectly acquired the Prior Controlling Member's membership interests in Mully's Max Mob. Commissions owed to Mully's Max Mob for the years ended December 31, 2023 and 2022 were approximately $0.3 million and $0.2 million, respectively, but Mully's Max Mob did not collect these payments from the company in order to allow the company to continue to have access to that cash. These amounts remain payable by the company to Mully's Max Mob.

On and after October 27, 2021, Venerable Holdings agreed to make certain cash advances to the Predecessor, creating a member payable owed to Venerable Holdings, in an aggregate of approximately $2.5 million (the "Venerable Advances"). An initial $2.0 million of this was advanced immediately so that the Predecessor would be in compliance with a closing condition under the EWB Loan Facility requiring that the company have $2.5 million in cash in its accounts on the effective date of the loan facility. That amount and the balance of the Venerable Advances were then available to the company and used to pay for inventory acquisition and other general corporate purposes. In lieu of repayment of the Venerable Advances, the company later issued Series A Preferred Stock to Venerable Holdings, as described below, which terminated any obligation to repay the Venerable Advances to Venerable Holdings.

As of the date of this Offering Memorandum, and with the approval of the company's board of directors, the following member payables and outstanding convertible notes owing to members of the Predecessor and their affiliates were converted into Series A Preferred Stock (the "Converted Member Payables"), in the amounts indicated below:

- the obligation of the company to repay to the Venerable Advances described above was converted into 214,082 shares of Series A Preferred Stock;

- a Convertible Promissory Note, dated as of May 6, 2011, in favor of Max Contract Acquisition Corp. ("MCAC"), a wholly owned subsidiary of Venerable Holdings, with an initial principal amount of $1.8 million and accruing interest at a rate of 10% per annum was converted into 542,972 shares of Series A Preferred Stock;

- a Convertible Promissory Note, dated as of October 27, 2021, in favor of MCAC, and with an initial principal amount of approximately $3.0 million and accruing interest at a rate of 5.25% per annum was converted into 389,493 shares of Series A Preferred Stock;

- a Convertible Promissory Note, dated as of December 14, 2014, in favor of To the Max which is jointly 100% owned by Venerable Holdings, Joseph Voyticky and James Stevralia, and with an initial principal amount of approximately $20,000 and accruing interest at a rate of 10% per annum was converted into 3,344 shares of Series A Preferred Stock;

- a Convertible Promissory Note, dated as of June 14, 2017, in favor of To the Max, having a $69,000 outstanding principal balance (which note was originally stated to have an initial principal amount of approximately $0.3 million) and accruing interest at a rate of 10% per annum was converted into 11,445 shares of Series A Preferred Stock; and

- a Convertible Promissory Note, dated as of June 28, 2018, in favor of To the Max, and with an initial principal amount of approximately $1.2 million and accruing interest at a rate of 10% per annum was converted into 200,147 shares of Series A Preferred Stock.

Upon issuance of the related amounts of Series A Preferred Stock to the appropriate holders, all foregoing member payables and convertible notes ceased to be obligations of the company and the related notes were terminated by their terms.

In connection with the company's Approved Note Offering described in this Offering Memorandum, the Company has or is obligated to issue 15% Subordinated Promissory Notes as follows: (i) $2.43 million to Joseph F. Voyticky, the Company's Executive Chairman, (ii) $2.88 million to V3M Irrevocable Trust, of which Kevin McFarlane, our controlling shareholder, is trustee, and (iii) $1.31 million to Carroll Street Ventures. In that regard, Carroll Street Ventures is the "lead noteholder" in the Approved Note Offering. In that role, Carroll Street Ventures has the right, at any point in time, to appoint up to three additional directors to the company's Board of Directors.

The company previously entered into a binding term sheet (the "Trust Term Sheet") with V3M Irrevocable Trust, dated as of July 6, 2023, pursuant to which the company agreed to grant certain licenses to V3M Irrevocable Trust to manufacture, market and sell Max-Branded Products and Trust Private Label Products in exchange for agreed upon payments from V3M Irrevocable Trust to the company. In anticipation of the transactions contemplated by the Trust Term Sheet, V3M Irrevocable Trust directly loaned the Specified 2023 Payables to the company and independently acquired from Mr. Joseph Voyticky his interest in the Specified 2022 Payables as described above under the heading "Financial Discussion – Liquidity and Capital Resources – Notes Payable – Related Parties." Kevin McFarlane, in his individual capacity and as trustee of the V3M Irrevocable Trust has beneficial ownership interests and voting control over approximately 70% of the outstanding voting stock of the company as of the date of this Offering Memorandum. The terms of the Trust Term Sheet were later amended and superseded by a License Agreement, dated as of April 5, 2024 (the "Final License Agreement") under which the company has agreed with the V3M Irrevocable Trust as follows:

- V3M Irrevocable Trust will continue to leave the Specified 2022 Payables and Specified 2023 Payables (as well as its subsequent advance of $0.23 million that was made as of October 31, 2023). outstanding and the amounts payable by the company to V3M Irrevocable Trust with respect to such payables (with an aggregate principal amount of $1.74 million, plus accrued interest) shall be converted into a replacement promissory note (the "Trust Note") to be issued as part of and with the same terms as the other notes issued under the Approved Note Offering, with an interest rate of 15% per annum. For more details on the terms of the notes to be issued in the Approved Note Offering, see the discussion of the Approved Note Offering in "Financial Discussion –Liquidity and Capital Resources – Credit Facilities and Replacement Debt". Notwithstanding the terms of other notes under the Approved Note Offering, the Final License Agreement specifies that the Trust Note would contain a conversion right allowing the holder to convert the principal and interest outstanding under it into Class A Common Stock of the company at a conversion price of $4.166675 per share. The Trust Note would be convertible in this manner on or after January 1, 2025.

- Subject to certain controls and oversight by the company and approvals by the company of advertisements and marketing materials to be used by V3M Irrevocable Trust (including any operating companies it may establish to run the business as contemplated in the Final License Agreement or any permitted sublicensees, the "Trust Licensee"), the Final License Agreement grants the following licenses to use the company's intellectual property and to manufacture, market and sell Max-Branded Products and Trust Private Label Products (collectively, the "Marketing Licenses"):

  o The Trust Licensee has an exclusive license to manufacture, market and sell Trust Private Label Products through (i) a recognized medical professional spokesperson acceptable to the company; (ii) long-form (10 minutes or longer) infomercials and (iii) online sales.

  o The Trust Licensee has an exclusive license to manufacture, market and sell Trust Private Label Products through the use of short-term commercials on television, radio and streaming programs agreed upon by the company and the Trust Licensee ("Channel Marketing"). In addition to the controls, oversight and approval rights of the company generally, with respect to the Channel License, the company will have the right to oversee the content of commercials and infomercials to be aired and approval rights with respect to certain marketing channels to ensure they do not affect the reputation of the company or the company's products.

  o Subject to the Trust Licensee meeting certain performance targets, the Trust Licensee has an exclusive worldwide license to develop and market Trust Private Label Products incorporating RiboCeine™ and GlutathioCeine™ and designed to be used, where permitted by applicable law, for skin care, pet care, liver protection and detoxification protective of one's health and well-being.

  o Subject the Trust Licensee meeting certain performance targets, the Trust Licensee has an exclusive license to market and sell Trust Private Label Products in Argentina, Brazil, Venezuela, Israel, China, India, Japan, South Korea, Ethiopia and Uganda and, on a non-exclusive basis, in Kenya. The company has agreed not to grant a similar license to any other person or business, and, in the event the Trust Licensee's sales of Trust Private Label Products in any such individual country exceeds $5,000,000 in any given year, the company will be prohibited from entering each such country (excluding Kenya, which will remain non-exclusive) in the subsequent year.

  o The Trust Licensee also has a license, on a non-exclusive basis, to sell Trust Private Label Products in other markets, where permitted by applicable law, provided it abides by certain restrictions, including selling at prices no lower than those charged by the company for its own or comparable products.

  o The Trust Licensee will also has a license, on a non-exclusive basis, to sell Max-Branded Products directly to consumers through a purpose-built website developed and operated by the Trust Licensee (the "Max Product License"). As with the other Marketing Licenses described above, the Trust Licensee will be precluded from selling products at a discount to the prices charged by the company.

- In connection with the Max Product License, order fulfilment for Max-Branded Products will generally be handled by the company from its own inventory. In connection with such fulfillment by the company,, the company is entitled to receive a payment from the Trust Licensee equal to 125% of the company's costs of fulfilling such orders, plus, in all cases of sales under the Max Product License, 50% of the Trust's net sales revenues on all sales of Max-Branded Products sold.

- In the event the Trust Licensee handles the manufacture of any Trust Private Label Products itself, rather than through the company, the manufacture of such products will be subject to controls and oversight by the company to help ensure the protection of the company's intellectual property and product quality. The Trust Licensee will be responsible for the costs and business operations related to the use of the Marketing Licenses, except where described above.

- The Marketing Licenses permit the Trust to use trademarks related to RiboCeine™ and GlutathioCeine™ when used in the Trust Private Label Products, however the manufacturing details would remain a trade secret held by the company.

- With respect to each exclusive Marketing License, in each case, such exclusivity may be lost if the Trust fails to hit certain specified sales targets over the next five years.

- Unless there is a change of control at the company, the Marketing Licenses have an initial term expiring on December 31, 2039, subject to renewal upon paying certain renewal fees of not less than $1 million. In the event the company were to experience a change of control without getting a waiver from the Trust, the licenses would become perpetual.

RECENT OFFERINGS OF SECURITIES

As of the date of this Offering Memorandum, there are 1,361,483 shares of Series A Preferred Stock issued and outstanding, and we further assume that the shares of Series A Preferred Stock sold in this Offering or the Concurrent Offering (described under the heading "Dilution" below) will be sold at $10.00 per share.

• **Type of Security**: Replacement Convertible Note
Final Amount Issued: $2,995,990
Use of Proceeds: No proceeds received, issued in replacement of prior note the proceeds of which were used for general corporate purposes.
Date: October 27, 2021
Offering Exemption Relied Upon: Section 4(a)(2) of the Securities Act
Note: This Note was later converted into 389,493 shares of Series A Preferred Stock on Sept. 15, 2023

• **Type of Security**: Convertible Note issued to Venerable Holdings, LLC
Final Amount Issued: $2,000,000
Use of Proceeds: General Corporate Purposes and Working Capital
Date: October 27, 2022
Offering Exemption Relied Upon: Section 4(a)(2) of the Securities Act
Note: 214,082 shares of Series A Preferred Stock were later issued on Sept. 15, 2023 in conversion/satisfaction of this convertible note obligation

• **Type of Security**: Convertible Notes
Final Amount Issued: $315,000
Use of Proceeds: General Corporate Purposes and Working Capital
Date: March 30, 2022
Offering Exemption Relied Upon: Section 4(a)(2) of the Securities Act
Note: Still outstanding

• **Type of Security**: Convertible Notes
Final Amount Issued: $4,124,738.31
Use of Proceeds: General Corporate Purposes and Working Capital
Date: June 28, 2022
Offering Exemption Relied Upon: Section 4(a)(2) of the Securities Act
Note: The Company has replaced or is obligated to replace these notes and the accrued interest thereon with new notes issued in the Approved Note Offering

• **Type of Security**: Simple Agreement for Future Equity (SAFE)
Final Amount Issued: $565,000
Use of Proceeds: General Corporate Purposes and Working Capital
Date: July 22, 2022
Offering Exemption Relied Upon: Section 4(a)(2) of the Securities Act
Note: 80,801 shares of Series B Preferred Stock were later issued on Sept. 15, 2023 in conversion/satisfaction of these SAFEs

• **Type of Security**: Convertible Notes
Final Amount Issued: $825,000
Use of Proceeds: General Corporate Purposes and Working Capital
Date: Nov. 29, 2022
Offering Exemption Relied Upon: Section 4(a)(2) of the Securities Act
Note: 112,867 shares of Series B Preferred Stock were later issued on Sept. 15, 2023 in conversion/satisfaction of these convertible notes

• **Type of Security**: Convertible Notes
Final Amount Issued: $825,000

Use of Proceeds: General Corporate Purposes and Working Capital
Date: Nov. 29, 2022
Offering Exemption Relied Upon: Section 4(a)(2) of the Securities Act
Note: 112,867 shares of Series B Preferred Stock were later issued on Sept. 15, 2023 in conversion/satisfaction of these convertible notes.

- **Type of Security**: Class B Common Stock
Number of Securities Issued: 5,999,982 shares
Use of Proceeds: No New Proceeds Received
Date: February 16, 2023
Offering Exemption Relied Upon: Section 4(a)(2) of the Securities Act
Note: These shares were issued upon conversion of the company's predecessor, Max International, LLC, to a corporation, and issued in replacements of the previously membership interests and non-member equity interests in the predecessor.

- **Type of Security**: Promotional and Sales Warrants
Amount Issued: $1,666,666.66 in equity value
Use of Proceeds: No New Proceeds Received
Date: Mar. 31, 2023
Offering Exemption Relied Upon: Section 4(a)(2) of the Securities Act
Note: These Warrants were issued to service providers as compensation. The Promotional and Sales Warrants are described in greater detail elsewhere in this Offering Memorandum. The type of security acquirable under the Promotional and Sales Warrants are determined by future offerings of the company of its equity securities. For each new offering, the warrant holders have the option to exercise the Warrants to acquire a number of the newly offered security equal to the "equity value" divided by the price at which such security is offered. In the case of this Offering of Series A Preferred Stock at $10.00 per share, that would be up to 166,666 shares of Series A Preferred Stock. The exercise price under the Promotional and Sales Warrants, if not exercised on a cashless basis, is 10% of the related offering price, and would be $1.00 per share in the case of the current Offering.

- **Type of Security**: Marketing Consultant Warrants
Amount Issued: 314,880 shares of Class B Common Stock
Use of Proceeds: No New Proceeds Received
Date: Mar. 31, 2023
Offering Exemption Relied Upon: Section 4(a)(2) of the Securities Act
Note: These Warrants were issued to service providers as compensation. The Marketing Consultant Warrants are described in greater detail elsewhere in this Offering Memorandum. The exercise price of the Marketing Consultant Warrants is $6.66668 per share, if not exercised on a cashless basis.

- **Type of Security**: UX Health Warrant
Amount Issued: $555,555.55 in equity value
Use of Proceeds: No New Proceeds Received
Date: May 1, 2023
Offering Exemption Relied Upon: Section 4(a)(2) of the Securities Act
Note: This Warrant was issued to a service provider as compensation. The UX Health Warrant is described in greater detail elsewhere in this Offering Memorandum. The type of security acquirable under the UX Health Warrant is determined by future offerings of the company of its equity securities. For each new offering, the warrant holder has the option to exercise the Warrant to acquire a number of the newly offered security equal to the "equity value" divided by the price at which such security is offered. In the case of this Offering of Series A Preferred Stock at $10.00 per share, that would be up to 55,555 shares of Series A Preferred Stock. The exercise price under the UX Health Warrant is equal to the related offering price, and would be $10.00 per share in the case of the current Offering.

- **Type of Security**: Series A Preferred Stock
Number of Securities Issued: 1,361,483 shares
Use of Proceeds: No new proceeds received
Date: September 15, 2023
Offering Exemption Relied Upon: Section 4(a)(2) of the Securities Act

Note: These shares were issued upon conversion of various convertible notes issued to existing investors and affiliates of investors.

• **Type of Security**: Series B Preferred Stock
Number of Securities Issued: 193.668 shares
Use of Proceeds: No New Proceeds Received
Date: September 15, 2023
Offering Exemption Relied Upon: Section 4(a)(2) of the Securities Act
Note: These shares were issued upon conversion of SAFEs and a convertible note issued to business associates of existing investors.

• **Type of Security**: Series B Preferred Stock
Number of Securities Issued: 8,516 shares
Use of Proceeds: No New Proceeds Received
Date: December 31, 2023
Offering Exemption Relied Upon: Section 4(a)(2) of the Securities Act
Note: These shares were issued to existing holders of Series B Preferred Stock in lieu of payment of a cash dividend for the period from the date of issuance, September 15, 2023, to December 31, 2023.

• **Type of Security**: 15% Subordinated Convertible Promissory Notes issued in connection with the Approved Note Offering
Amount Issued: $6,616,211.49
Use of Proceeds: General Corporate Purposes and Working Capital
Date: June 30, 2024
Offering Exemption Relied Upon: Section 4(a)(2) of the Securities Act
Note: These Notes have been issued or the company is obligated to issue them as part of the "Approved Note Offering" described in this Offering Memorandum.

DILUTION

Dilution means a reduction in value, control or earnings of the shares the investor owns. The company wants you to understand how dilution could impact your overall interest in the company.

Dilution of the Series A Preferred if not Converted

The Series A Preferred Stock being sold in the offering is a non-voting series of preferred stock that is convertible into the company's Class A Common Stock. Prior to conversion of the Series A Preferred Stock, it will be senior to the company's common stock in terms of its rights to receive dividends and liquidation payments (but is treated as being at the same level of preference as the Series B Preferred Stock, which the company refers to as being "at parity" with that other series of preferred stock), but the lack of voting rights of the Series A Preferred Stock does mean holders of the Shares will not have a voice in the normal governance of the company. So long as an investor does not convert shares of Series A Preferred Stock to Class A Common Stock, the only dilution of the holder's rights that a holder is likely to experience is through the company's issuance of additional shares of preferred stock. In that regard, we note again that the company currently has 1,361,483 shares of Series A Preferred Stock and 202,184 shares of Series B Preferred Stock currently outstanding, with the company being authorized to issue an additional 3,638,517 shares of Series A Preferred Stock (including the amounts that will be issued under this Offering and the Concurrent Offering described below), 1,797,816 shares of Series B Preferred Stock, and 6,000,000 shares of currently undesignated preferred stock that could be issued "at parity" with the Shares without seeking further approval from the holders of the Series A Preferred Stock or Series B Preferred Stock.

In that regard, we note that alongside this Offering, the company expects to simultaneously offer its Series A Preferred Stock at $10.00 per share to accredited investors under Regulation D under the Securities Act (the "Concurrent Offering") and otherwise expected to be on the same terms as this Offering. The company is not certain whether any such Shares will be sold, but the expectation is that no more than $5,000,000 in Shares will be sold as part of the Concurrent Offering (in addition to the proceeds of sales under this Offering). As there is no assurance that the

company will be able to sell any Shares in connection with the Concurrent Offering, however, the table below does not include any Shares that may be used with connection with the Concurrent Offering.

Dilution of the Series A Preferred if Converted to Class A Common Stock

You might elect to convert your Series A Preferred Stock into Class A Common Stock if the company elects to offer that Class A Common Stock for sale in an IPO or list it on an exchange. If you do elect to convert into common stock, following conversion, your rights will be diluted by all issuances of additional common or preferred stock by the company.

Future dilution

Another important way of looking at dilution is the dilution that happens due to future actions by the company. The investor's stake in a company could be diluted due to the company issuing additional shares in the future. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g., convertible bonds, preferred shares or warrants) into stock.

If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and the company's board of directors believes it is unlikely to offer dividends, preferring to invest any earnings into the company) until the company has achieved sustained profitability.

The type of dilution that could hurt investors in the current offering most would occur when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

- In June 2024 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.

- In December the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.

- In June 2025 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. The company does intend to issue notes in connection with the Approved Note Offering. See described in further detail in "Financial Discussion – Liquidity and Capital Resources – Credit Facilities and Replacement Debt," for further details. Typically, the terms of convertible notes issued by companies in a position similar to the company's provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of any such convertible notes may get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money. Investors should pay careful attention to the amount of convertible notes that the company may issue in the future, and the terms of those notes.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it is important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Valuation

As discussed in "Dilution" above, the valuation of the company will determine the amount by which the investor's stake is diluted in the future. An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the company. When the company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each share of the same type is worth the same amount, and you paid more for your shares than earlier investors did for theirs.

There are several ways to value a company, and none of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value — The amount for which the assets of the company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g., the value of the secret recipe. The value for most startups lies in their potential, as many early-stage companies do not have many assets (they probably need to raise funds through a securities offering in order to purchase some equipment).

Book Value — This is based on analysis of the company's financial statements, usually looking at the company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e., what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

Earnings Approach — This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain, and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically, liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while the liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the company) may value the company differently. They may use a different valuation method, or different assumptions about the company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

How we determined the offering price

The offering price for our current Offering was determined based on the following information: Each share of Series A Preferred Stock has a fixed annual dividend of $1.00 per share. The Shares were originally conceived of as having a dividend yield of 10% per annum which would be true only to the extent the shares are sold for $10.00 per share.

REGULATORY INFORMATION

Disqualification

Neither the company nor any of its officers or managing members are disqualified from relying on Regulation Crowdfunding.

Annual reports

The company has not filed annual reports to date. The company is required to file a report electronically with the SEC annually and post the report on its website no later than 120 days after its fiscal year end (December 31). Once posted, the annual report may be found on the company's website at https://shareholders.livemax.com.

The company must continue to comply with the ongoing reporting requirements until:
(1)   it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2)   it has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than three hundred holders of record and has total assets that do not exceed $10,000,000;
(3)   it has filed at least three annual reports pursuant to Regulation Crowdfunding;
(4)   it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5)   it liquidates or dissolves its business in accordance with state law.

Compliance failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

INVESTING PROCESS

You will be required to complete a subscription agreement and the Custodial Account Documents in order to invest. The subscription agreement includes a representation by the investor to the effect that, if you are not an "accredited investor" as defined under securities law, you are investing an amount that does not exceed the greater of 10% of your annual income or 10% of your net worth (excluding your principal residence).

Each investor will need to establish a custody account with North Capital Private Securities Corporation, the Custodian, by executing and agreeing to the Custodial Account Documents. By establishing a custody account, an investor agrees that all Series A Preferred Stock of the company acquired by that investor will be shown on the company's stock registers as held in by the Custodian as the holder of record, and the investors will be recorded on the books of the Custodian as the beneficial owners of those securities. Holders of the Shares will need to issue instructions to the Custodian to transfer, buy, sell, or make any elections with respect to any of their securities held in the custody account. Although the company will be responsible for any payments associated with the opening of the custodial accounts and any ongoing annual fees related thereto, if appliable, in the event an investor makes changes to its custodial account, including but not limited to transfers, purchases or sales of the securities held in that account, the investor may be required to pay certain transaction fees to the Custodian, as indicated in the Custodial Account Documents.

Provided its subscription for Shares is accepted by the company, the Custodian will contact each investor to provide login credentials by which such investor may view and manage its custodial account.

If you decide to subscribe for the shares of Series A Preferred Stock in this Offering, you should complete the following steps:

1. Go to www.invest.livemax.com and follow the instructions that will link you to the Platform.
2. Complete the online investment form and electronically review, execute and deliver to us a subscription agreement and the Custodial Account Documents.
3. Deliver funds directly by wire, debit card, credit card, or electronic funds transfer via ACH to the specified account or deliver evidence of cancellation of debt.

Once funds and the required documentation are received, an automated AML and KYC check will be performed to verify the identity and status of the investor. Following the completion of those AML and KYC checks, the company will review and decide whether to accept or reject proposed investments from each investor. If accepted, the Platform will automatically provide each investor with a link to access and download that investor's executed subscription agreement and Custodial Account Documents and the Custodian will separately contact that investor to provide login credentials allowing the investor to oversee its custody account and Shares acquired.

Any potential investor will have ample time to review the subscription agreement and the Custodial Account Documents, along with their counsel, prior to making any final investment decision. The company will review all subscription agreements completed by the investor. After the company has completed its review of a subscription agreement for an investment in the company and an investor has provided executed the Custodial Account Documents, the funds may be released from the Platform to the company. Forms of the subscription agreement and the Custodial Account Documents are filed as exhibits to this Offering Memorandum.

If the subscription agreement and/or the Custodial Account Documents are not complete or there is other missing or incomplete information, the funds will not be released until the investor provides all required information. If an investor fails to complete the subscription process, that investor's funds will be returned by Issuance Express as operator of the Platform.

All funds tendered (by check, wire, debit card, credit card, or electronic funds transfer via ACH to the specified account or deliver evidence of cancellation of debt) by investors will be collected and processed by Issuance Express as operator of the Platform. Upon closing, funds tendered by investors whose investments have been accepted will be made available to the company for its use. The company estimates that approximately 70% of the gross proceeds raised in this Offering will be paid via credit card. This assumption was used in estimating the payment processing fees included in the total offering expenses set forth in the "Use of Proceeds" section of this Offering Memorandum.

All funds received by wire transfer will be made available immediately while funds transferred by ACH will be restricted for a minimum of three days to clear the banking system prior to the company making its decision to accept or reject the related investment. The company estimates that processing fees for credit card subscriptions will be approximately 2.5% of total funds invested per transaction. The company intends to pay these fees on behalf of investors. Investors should note that processing of checks and credit cards by financial institutions has been impacted by restrictions on businesses due to the coronavirus pandemic. Delays in the processing and closing of subscriptions paid by check may occur, and credit card processing fees may fluctuate.

The company maintains the right to accept or reject subscriptions in whole or in part, for any reason or for no reason, including, but not limited to, in the event that an investor fails to provide all necessary information, even after further requests, in the event an investor fails to provide requested follow up information to complete background checks or fails background checks, and in the event this Offering is oversubscribed in excess of the maximum offering amount.

In the interest of allowing interested investors as much time as possible to complete the paperwork associated with a subscription, there is no maximum period of time to decide whether to accept or reject a subscription. If a subscription is rejected, funds will not be accepted by wire transfer or ACH, and payments made by debit card or check will be returned to subscribers within 30 days of such rejection without deduction or interest. Upon acceptance of a subscription, the company will send a confirmation of such acceptance to the subscriber.

Upon confirmation that an investor's funds have cleared, the company will instruct the Transfer Agent to issue shares to the Custodian on behalf of an investor. The Custodian will notify an investor when shares are ready to be issued or transferred and the Custodian has set up an account for the investor.

Selling Securityholders

No securities are being sold for the account of securityholders of the company; all net proceeds of this Offering will go to the company.

Transfer Agent

The company has also engaged VStock Transfer, LLC (the "Transfer Agent"), a registered transfer agent with the Commission, who will serve as transfer agent and registrar to maintain stockholder information on a book-entry basis for the company. The Transfer Agent will charge the company initial fees of approximately $3,500 in connection with the closing of the Offering and their commencement of work and then monthly maintenance fees based on the number of stockholders the company has, which monthly fee is expected to be and will be no more than $799 per month over the next three years. In addition to these fees, there will be de minimis fees payable by the company or, in some cases, by stockholders for different transactions. Shares acquired by investors in the Offering will be held by and in the name of the Custodian on behalf of each investor, and so transactions in the nature of transfers of Shares should not require any payment of fees to the Transfer Agent so long as those Shares continue to be held in the name of the Custodian.

Custodian

We have engaged North Capital Private Securities Corporation to serve as the Custodian for the securities in this Offering. The form of Custodial Account Documentation can be found in the exhibits to this Offering Memorandum and will be made available to each investor, together with the subscription agreement for the Offering, at the time of investment.

Provisions of Note in Our Subscription Agreement

Forum Selection Provision

The subscription agreement that investors will execute in connection with the Offering includes a forum selection provision that requires any claims against the company based on the subscription agreement to be brought in a state court of competent jurisdiction in the State of Utah, in Salt Lake County (or if such courts do not have jurisdiction, the U.S. District Court for the District of Utah located in Salt Lake City), for the purpose of any suit, action or other

proceeding arising out of or based upon the agreement. Although we believe the provision benefits us by providing increased consistency in the application of Utah law in the types of lawsuits to which it applies and in limiting our litigation costs, to the extent it is enforceable, the forum selection provision may limit investors' ability to bring claims in judicial forums that they find favorable to such disputes and may discourage lawsuits with respect to such claims. The company has adopted the provision to limit the time and expense incurred by its management to challenge any such claims. As a company with a small management team, this provision allows its officers to not lose a significant amount of time travelling to any particular forum so they may continue to focus on operations of the company. Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. We believe that the exclusive forum provision applies to claims arising under the Securities Act, but there is uncertainty as to whether a court would enforce such a provision in this context. Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. As a result, the exclusive forum provision will not apply to suits brought to enforce any duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. Investors will not be deemed to have waived the company's compliance with the federal securities laws and the rules and regulations thereunder.

Information Regarding Length of Time of Offering

Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once the offering period is within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period, and investors will receive the securities from the issuer in exchange for their investment.

Notifications: Investors will receive periodic notifications regarding certain events pertaining to this offering, such as the company reaching its offering target, the company making an early closing, the company making material changes to its Form C, and the offering closing at its target date.

Material Changes: Material changes to an offering include but are not limited to:
A change in minimum offering amount, change in security price, change in management, etc. If an issuing company makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled, and the funds will be returned.

Rolling and Early Closings: The company may elect to undertake rolling closings, or an early closing after it has received investment interests for its target offering amount. During a rolling closing, those investors whose funds have cleared and completed the KYC/AML process will be eligible for a rolling close. Those eligible investors will be provided five days' notice prior to acceptance of their subscriptions, release of funds to the company, and issuance of securities to the investors. During this time, the company may continue soliciting investors and receiving additional investment commitments. Investors should note that if investors have already received their securities, they will not be required to reconfirm upon the filing of a material amendment to the Form C. In an early closing, the offering will terminate upon the new target date, which must be at least five days from the date of the notice.

Investor Limitations

Investors are limited in how much they can invest in all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest up to the greater of either $2,500 or 5% of the greater of their annual income or net worth. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000. If the investor is an "accredited investor" as defined under Rule 501 of Regulation D under the Securities Act, as amended, no investment limits apply.

Updates

Information regarding updates to the offering and to subscribe can be found at: https://issuanceexpress.com/venhub-cf/